Exhibit 99.1

Pembina Pipeline Corporation Reports Solid Second Quarter 2017 Results

Announced $9.7 billion transformational combination with Veresen and placed $2.8 billion of projects

All financial figures are in Canadian dollars unless noted otherwise.

CALGARY, AB, August 1, 2017 - Pembina Pipeline Corporation ("Pembina" or the "Company") (TSX: PPL; NYSE: PBA) announced today its financial and operating results for the second quarter of 2017.

Operational and Financial Overview

($ millions, except where noted)	3 Months Ended June 30 (unaudited)		6 Months Ended June 30 (unaudited)
	2017	2016	2017	2016
Conventional Pipelines revenue volumes (mbpd)(1)(2)	692	648	692	659
Oil Sands & Heavy Oil contracted capacity (mbpd)(1)	975	880	975	880
Gas Services revenue volumes net to Pembina (mboe/d)(2)(3)	172	133	171	123
Midstream Natural Gas Liquids ("NGL") sales volumes (mbpd)(1)	124	132	148	136
Total volume (mboe/d)(3)	1,963	1,793	1,986	1,798
Revenue	1,166	1,027	2,651	2,044
Net revenue(4)	451	429	1,005	823
Operating margin(4)	355	327	762	642
Gross profit	276	248	657	485
Earnings	124	113	339	215
Earnings per common share - basic and diluted (dollars)	0.26	0.25	0.75	0.48
Adjusted EBITDA(4)	303	291	666	560
Cash flow from operating activities	362	273	688	544
Cash flow from operating activities per common share - basic (dollars)(4)	0.90	0.70	1.72	1.42
Adjusted cash flow from operating activities(4)	275	235	583	444
Adjusted cash flow from operating activities per common share - basic (dollars)(4)	0.68	0.60	1.46	1.16
Common share dividends declared	205	187	396	359
Preferred share dividends declared	19	16	38	30
Dividends per common share (dollars)	0.51	0.48	0.99	0.94
Capital expenditures	475	380	1,184	755
Acquisition		566		566

	3 Months Ended June 30 (unaudited)				6 Months Ended June 30 (unaudited)
	2017		2016		2017		2016
($ millions)	Revenue(5)	Operating Margin(4)	Revenue(5)	Operating Margin(4)	Revenue(5)	Operating Margin(4)	Revenue(5)	Operating Margin(4)
Conventional Pipelines	197	147	177	127	385	281	352	255
Oil Sands & Heavy Oil	50	36	47	34	104	72	99	67
Gas Services(5)	87	66	64	46	179	136	117	83
Midstream(5)	117	104	142	118	337	269	256	232
Corporate		2	(1)	2		4	(1)	5
Total	451	355	429	327	1,005	762	823	642
(1)	mbpd is thousands of barrels per day.
(2)	Revenue volumes are equal to contracted plus interruptible volumes.
(3)	Revenue volumes converted to mboe/d (thousands of barrels of oil equivalent per day) from million cubic feet per day ("MMcf/d") at 6:1 ratio.
(4)	Refer to "Non-GAAP Measures."
(5)	The amounts presented for Midstream and Gas Services consist of net revenue (revenue less cost of goods sold including product purchases). Refer to "Non-GAAP Measures."
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Project Highlights

•	Placed $2.8 billion of new projects into service at the end of the second quarter under budget and either on time or ahead of schedule on an aggregate basis, with all new assets operating successfully as expected;
•	Entered into an arrangement agreement with Veresen Inc. ("Veresen") to create one of the largest energy infrastructure companies in Canada with a pro-forma total enterprise value of approximately $33 billion; and
•	Proceeded to the front end engineering design phase for a proposed integrated propylene dehydrogenation and polypropylene production facility.

Financial Highlights

•	Generated second quarter and year-to-date earnings of $124 million and $339 million, a 10 percent and 58 percent increase, respectively, over the same periods of the prior year;
•	Realized adjusted EBITDA of $303 million during the second quarter and $666 million year-to-date during 2017, four percent and 19 percent higher than the second quarter and first half of 2016, respectively;
•	Recorded cash flow from operating activities of $362 million and $688 million for the three and six months ended June 30, 2017, an increase of 33 percent and 26 percent, respectively, from the same periods of the prior year. Adjusted cash flow from operating activities increased by 17 percent and 31 percent to $275 million and $583 million in the second quarter and first half of 2017 compared to the respective periods in 2016; and
•	On a per share (basic) basis during the three and six months ended June 30, 2017, cash flow from operating activities increased 29 percent and 21 percent, respectively, compared to the same periods of the prior year.

Operational Highlights

•	Gas Services generated record quarterly revenue volumes of 1,033 MMcf/d in the second quarter of 2017, an increase of 30 percent compared to the second quarter of 2016;
•	Conventional Pipelines' second quarter revenue volumes increased to a record 692 mbpd in 2017 compared to 648 mbpd in the second quarter of 2016; and
•	Employees worked almost 800,000 hours in the second quarter of 2017 with no employee lost time injuries while executing quarterly capital expenditures of $475 million.

Business Highlights

Executive Comments

"We've had solid operational and financial results over the first half of the year," said Mick Dilger, Pembina's President and Chief Executive Officer. "On a year-to-date basis, we've reached new volume records in our Conventional Pipelines and Gas Services businesses, which have contributed to beating records in almost all of our financial metrics including adjusted EBITDA, adjusted cash flow from operating activities and adjusted cash flow from operating activities per share. We've also continued to achieve safety and operational excellence with another quarter of zero lost time employee incidents."

"As we announced at the end of the second quarter, I am very proud we placed over $2.8 billion of projects into service, with the entire portfolio coming in under budget and either on time or ahead of schedule," continued Mr. Dilger. "These new assets have begun generating significant incremental cash flows, which will positively impact our financial results going forward."

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"We're working to complete our remaining growth portfolio slated to come into service over the balance of the year and are excited to have entered into the front end engineering design phase of our proposed propane dehydrogenation and polypropylene facility,” added Mr. Dilger.

"We've also made great strides in working towards closing the previously announced strategic acquisition of Veresen," said Mr. Dilger. "On July 11, 2017, Veresen's shareholders voted overwhelmingly to approve the transaction, followed by approval from the Court of Queen's Bench. Looking ahead, we are well on our way to fulfilling our goal of reaching our projected 2018 adjusted EBITDA of between $2.55 and $2.75 billion, assuming successful completion of the Veresen transaction."

Strategic Business Combination Announcement

•	On May 1, 2017, Pembina and Veresen announced that they entered into an arrangement agreement where Pembina offered to acquire all the issued and outstanding shares of Veresen (the "Transaction") to create one of the largest energy infrastructure companies in Canada. The Transaction is valued at approximately $9.7 billion (including Veresen's debt and preferred shares) and the combined company will have a pro-forma total enterprise value of approximately $33 billion. On July 11, 2017, Veresen's common and preferred shareholders voted to approve the Transaction at a special meeting of Veresen shareholders. More than 99 percent of Veresen's outstanding common and preferred shares voted at the meeting were in favour of the Transaction. On July 12, 2017, the Court of Queen's Bench of Alberta approved the Transaction. Completion of the Transaction is subject to final acceptance of the Toronto Stock Exchange and approval under the Canadian Competition Act. Pembina and Veresen currently expect the Transaction will close late in the third quarter or early in the fourth quarter of 2017, subject to receipt of the remaining approvals. Upon closing of the Transaction, Pembina intends to increase its monthly dividend by 5.9 percent to $0.18 per common share.

New Developments in 2017 and Growth Projects Update

•	Pembina's Phase III pipeline expansion was placed into service on June 30, 2017, ahead of schedule and under budget from the expected $2.4 billion capital cost. The Phase III expansion added an incremental 420 mbpd of capacity between Fox Creek and Namao, Alberta and allows Pembina to improve operational efficiencies by transporting four distinct hydrocarbons through segregated pipelines;
•	The Company's third fractionator at Redwater was placed into service on June 30, 2017, aligning with the Phase III pipeline expansion. Pembina's Redwater complex now has an aggregate fractionation capacity of approximately 210,000 bpd. This project was brought into service ahead of schedule and under budget;
•	At Pembina's Canadian Diluent Hub, on June 30, 2017, additional condensate connections were placed into service on time and under budget. The facility is capable of delivering approximately 400 mbpd of condensate to regional third-party diluent pipelines. By the end of 2017, Pembina will have 500,000 barrels of above ground storage in operation and additional third-party condensate connections;
•	In May 2017, Pembina announced the execution of 50/50 joint venture agreements that include key binding commercial terms in support of the proposed propane dehydrogenation and polypropylene facility as well as the formation of a new entity, Canada Kuwait Petrochemical Corporation. The new entity is currently proceeding with front end engineering design and has also selected the technology for both the propane dehydrogenation and the polypropylene portions of the facility. In the event of project sanctioning, the facility would be constructed in close proximity to the Company's Redwater fractionation complex;
•	Pembina is continuing to progress its Phase IV and Phase V expansions of its pipeline infrastructure. Phase IV will add capacity between Fox Creek and Namao, Alberta and Phase V will add capacity between Lator and Fox Creek, Alberta;
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•	Pembina is progressing infrastructure development in the Duvernay area. For Pembina's 100 MMcf/d Duvernay I plant, all major equipment has been set on site with significant mechanical and electrical field work now complete. For the associated field hub, the sales product pipelines have been installed with all equipment set on site and significant electrical field work now complete. Pembina also previously entered into a 20-year Duvernay infrastructure development and service agreement;
•	Pembina continues to advance construction of infrastructure in support of North West Redwater Partnership's refinery and has completed over 90 percent of the overall project; and
•	In April 2017, Pembina signed a non-binding letter of intent identifying Watson Island, Prince Rupert, as a potential site for a west coast propane export terminal.

Dividends

•	Declared and paid dividends of $0.17 per qualifying common share for the applicable record dates in April, May and June 2017; and
•	Declared and paid quarterly dividends per qualifying preferred shares of: Series 1: $0.265625; Series 3: $0.29375; Series 5: $0.3125; Series 7: $0.28125; Series 9: $0.296875; Series 11: $0.359375; and Series 13: $0.359375 to shareholders of record on April 28, 2017.

Second Quarter 2017 Conference Call & Webcast

Pembina will host a conference call on Wednesday, August 2, 2017 at 8:00 a.m. MT (10:00 a.m. ET) for interested investors, analysts, brokers and media representatives to discuss details related to the second quarter of 2017. The conference call dial-in numbers for Canada and the U.S. are 647-427-7450 or 888-231-8191. A recording of the conference call will be available for replay until August 9, 2017 at 11:59 p.m. ET. To access the replay, please dial either 416-849-0833 or 855-859-2056 and enter the password 15480707.

A live webcast of the conference call can be accessed on Pembina's website at pembina.com under Investor Centre, Presentation & Events, or by entering:

http://event.on24.com/r.htm?e=1307560&s=1&k=08B6F851478FB0DAE44AB96C76BCA4B8 in your web browser. Shortly after the call, an audio archive will be posted on the website for a minimum of 90 days.

About Pembina

Calgary-based Pembina Pipeline Corporation is a leading transportation and midstream service provider that has been serving North America's energy industry for over 60 years. Pembina owns and operates an integrated system of pipelines that transport various products derived from natural gas and hydrocarbon liquids produced primarily in western Canada. The Company also owns and operates gas gathering and processing facilities and an oil and natural gas liquids infrastructure and logistics business. Pembina's integrated assets and commercial operations along the majority of the hydrocarbon value chain allow it to offer a full spectrum of midstream and marketing services to the energy sector. Pembina is committed to working with its community and aboriginal neighbours, while providing value for investors in a safe, environmentally responsible manner. This balanced approach to operating ensures the trust Pembina builds among all of its stakeholders is sustainable over the long term. Pembina's common shares trade on the Toronto and New York stock exchanges under PPL and PBA, respectively. Pembina's preferred shares also trade on the Toronto stock exchange. For more information, visit www.pembina.com.

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Forward-Looking Statements and Information

This document contains certain forward-looking statements and information (collectively, "forward-looking statements"), including forward-looking statements within the meaning of the "safe harbor" provisions of applicable securities legislation, that are based on Pembina's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In some cases, forward-looking statements can be identified by terminology such as "schedule", "will", "expects", "estimate", "potential", "planned", "future", "continue" and similar expressions suggesting future events or future performance.

In particular, this document contains forward-looking statements, including certain financial outlook, pertaining to, without limitation, the following: Pembina's corporate strategy; anticipated adjusted EBITDA projections for 2018 and financial performance expectations resulting from Pembina's capital expenditures; completion of, and the potential future benefits and impacts of the Transaction including the timing thereof; planning, construction, capital expenditure estimates, schedules, expected capacity, incremental volumes, in-service dates, rights, activities and operations with respect to planned new construction of, or expansions on existing pipelines, gas services facilities, fractionation facilities, terminalling, storage and hub facilities, facility and system operations and throughput levels; anticipated synergies between assets under development, assets being acquired and existing assets of the Company; the future level and sustainability of cash dividends that Pembina intends to pay its shareholders, including the expected dividend increase upon completion of the Transaction; and expected future cash flows and the sufficiency thereof.

The forward-looking statements are based on certain assumptions that Pembina has made in respect thereof as at the date of this news release regarding, among other things: oil and gas industry exploration and development activity levels and the geographic region of such activity; the success of Pembina's operations and growth projects; prevailing commodity prices and exchange rates and the ability of Pembina to maintain current credit ratings; the availability of capital to fund future capital requirements relating to existing assets and projects; future operating costs; geotechnical and integrity costs; that any third-party projects relating to Pembina's growth projects will be sanctioned and completed as expected; that any required commercial agreements can be reached; that all required regulatory and environmental approvals can be obtained on the necessary terms in a timely manner (including in respect of the Transaction); that counterparties will comply with contracts in a timely manner; that there are no unforeseen events preventing the performance of contracts or the completion of the relevant facilities that there are no unforeseen material costs or liabilities, or other significant events relating to the completion of the Transaction; that there are no unforeseen material costs relating to the facilities which are not recoverable from customers; prevailing interest and tax rates; prevailing regulatory, tax and environmental laws and regulations; maintenance of operating margins; the amount of future liabilities relating to lawsuits and environmental incidents; and the availability of coverage under Pembina's insurance policies (including in respect of Pembina's business interruption insurance policy).

Although Pembina believes the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct. These forward-looking statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties including, but not limited to: the regulatory environment and decisions; the impact of competitive entities and pricing; labour and material shortages; reliance on key relationships and agreements; the strength and operations of the oil and natural gas production industry and related commodity prices; non-performance or default by counterparties to agreements which Pembina or one or more of its affiliates has entered into in respect of its business; actions by governmental or regulatory authorities including changes in tax laws and treatment, changes in royalty rates or increased environmental regulation; the inability to meet the remaining conditions to completion of the Transaction, in a timely manner or at all; the failure to realize the anticipated benefits or synergies of the Transaction following closing due to the factors set out herein, integration issues or otherwise, fluctuations in operating results; adverse general economic and market conditions in Canada, North America and worldwide, including changes, or prolonged weaknesses, as applicable, in interest rates, foreign currency exchange rates, commodity prices, supply/demand trends and overall industry activity levels; ability to access various sources of debt and equity capital; changes in credit ratings; counterparty credit risk; technology and security risks; and certain other risks detailed from time to time in Pembina's public disclosure documents available at www.sedar.com, www.sec.gov and through Pembina's website at www.pembina.com.

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This list of risk factors should not be construed as exhaustive. Readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected. The forward-looking statements contained in this document speak only as of the date of this document. Pembina does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws. Readers are cautioned that management of Pembina approved the financial outlook contained herein as of the date of this press release. The purpose of the 2018 Adjusted EBITDA projection is to provide investors with an indication of the value to Pembina of capital projects that have been and will be brought into service in 2017, and the closing of the Transaction on 2018 full-year financial results. Readers should be aware that the information contained in the financial outlook contained herein may not be appropriate for other purposes. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Non-GAAP Measures

In this news release, Pembina has used the terms net revenue, operating margin, adjusted earnings before interest, taxes, depreciation and amortization (Adjusted EBITDA), adjusted cash flow from operating activities, cash flow from operating activities per common share and adjusted cash flow from operating activities per common share (also known as "cash flow per share" and "adjusted cash flow per share") and total enterprise value, which do not have any standardized meaning under International Financial Reporting Standards ("IFRS") ("Non-GAAP Measures"). Since Non-GAAP financial measures do not have a standardized meaning prescribed by Generally Accepted Accounting Principles ("GAAP") and are therefore unlikely to be comparable to similar measures presented by other companies, securities regulations require that Non-GAAP financial measures are clearly defined, qualified and reconciled to their nearest GAAP measure. Except as otherwise indicated, these Non-GAAP Measures are calculated and disclosed on a consistent basis from period to period. Specific adjusting items may only be relevant in certain periods. The intent of Non-GAAP Measures is to provide additional useful information respecting Pembina's financial and operational performance to investors and analysts and the measures do not have any standardized meaning under IFRS. The measures should not, therefore, be considered in isolation or used in substitute for measures of performance prepared in accordance with IFRS.

Other issuers may calculate these Non-GAAP Measures differently. Investors should be cautioned that these measures should not be construed as alternatives to revenue, earnings, cash flow from operating activities, gross profit or other measures of financial results determined in accordance with GAAP as an indicator of Pembina's performance. For additional information regarding Non-GAAP Measures, including reconciliations to measures recognized by GAAP, please refer to Pembina's management's discussion and analysis for the period ended June 30, 2017, which is available online at www.sedar.com, www.sec.gov and through Pembina's website at www.pembina.com.

For further information:

Investor Relations
Cameron Goldade, Vice President, Capital Markets
(403) 231-3156
1-855-880-7404
E-mail: investor-relations@pembina.com
www.pembina.com

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MANAGEMENT'S DISCUSSION AND ANALYSIS

The following management's discussion and analysis ("MD&A") of the financial and operating results of Pembina Pipeline Corporation ("Pembina" or the "Company") is dated August 1, 2017 and is supplementary to, and should be read in conjunction with, Pembina's condensed consolidated interim financial statements for the period ended June 30, 2017 ("Interim Financial Statements") as well as Pembina's consolidated audited annual financial statements (the "Consolidated Financial Statements") and MD&A for the year ending December 31, 2016. All dollar amounts contained in this MD&A are expressed in Canadian dollars unless otherwise noted.

Pembina's management is responsible for preparing the MD&A. This MD&A has been approved by the Company's Board of Directors.

This MD&A contains forward-looking statements (see "Forward-Looking Statements & Information") and refers to financial measures that are not defined by Generally Accepted Accounting Principles ("GAAP"). For more information about the measures which are not defined by GAAP, see "Non-GAAP Measures."

Readers should refer to page 31 for a list of abbreviations that may be used in this MD&A.

About Pembina

Calgary-based Pembina Pipeline Corporation is a leading transportation and midstream service provider that has been serving North America's energy industry for over 60 years. Pembina owns and operates an integrated system of pipelines that transport various products derived from natural gas and hydrocarbon liquids produced primarily in western Canada. The Company also owns and operates gas gathering and processing facilities and an oil and natural gas liquids infrastructure and logistics business. Pembina's integrated assets and commercial operations along the majority of the hydrocarbon value chain allow it to offer a full spectrum of midstream and marketing services to the energy sector.

Pembina is committed to working with its community and aboriginal neighbours, while providing value for investors in a safe, environmentally-responsible manner. This balanced approach to operating ensures the trust Pembina builds among all of its stakeholders is sustainable over the long term.

Pembina's common shares trade on the Toronto and New York stock exchanges under PPL and PBA, respectively. For more information, visit www.pembina.com.

Pembina's goal is to provide highly competitive and reliable returns to investors through monthly dividends on its common shares while enhancing the long-term value of its securities. To achieve this, Pembina's strategy is to:

•	Preserve value by providing safe, responsible, cost-effective and reliable services;
•	Diversify the Company's asset base along the hydrocarbon value chain by providing integrated service offerings which enhance profitability;
•	Pursue projects or assets that are expected to generate increased cash flow per share and capture long-life, economic hydrocarbon reserves; and
•	Maintain a strong balance sheet through the application of prudent financial management to all business decisions.

Pembina is structured into four businesses: Conventional Pipelines, Oil Sands & Heavy Oil, Gas Services and Midstream, which are described in their respective sections of this MD&A.

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Financial & Operating Overview

	3 Months Ended June 30 (unaudited)		6 Months Ended June 30 (unaudited)
($ millions, except where noted)	2017	2016	2017	2016
Conventional Pipelines revenue volumes (mbpd)(1)	692	648	692	659
Oil Sands & Heavy Oil contracted capacity (mbpd)	975	880	975	880
Gas Services revenue volumes net to Pembina (mboe/d)(1)(2)	172	133	171	123
Midstream NGL sales volumes (mbpd)	124	132	148	136
Total volume (mboe/d)	1,963	1,793	1,986	1,798
Revenue	1,166	1,027	2,651	2,044
Net revenue(3)	451	429	1,005	823
Operating expenses	101	93	208	187
Realized (gain) loss on commodity-related derivative financial instruments	(5)	9	35	(6)
Operating margin(3)	355	327	762	642
Depreciation and amortization included in operations	79	66	158	128
Unrealized loss (gain) on commodity-related derivative financial instruments		13	(53)	29
Gross profit	276	248	657	485
General and administrative expenses (excluding depreciation) and other expenses	57	41	112	94
Net finance costs	33	41	63	81
Current tax expense	15	20	27	43
Deferred tax expense	41	25	108	40
Earnings	124	113	339	215
Earnings per common share - basic and diluted (dollars)	0.26	0.25	0.75	0.48
Adjusted EBITDA(3)	303	291	666	560
Cash flow from operating activities	362	273	688	544
Cash flow from operating activities per common share - basic (dollars)(3)	0.90	0.70	1.72	1.42
Adjusted cash flow from operating activities(3)	275	235	583	444
Adjusted cash flow from operating activities per common share - basic (dollars)(3)	0.68	0.60	1.46	1.16
Common share dividends declared	205	187	396	359
Dividends per common share (dollars)	0.51	0.48	0.99	0.94
Preferred share dividends declared	19	16	38	30
Capital expenditures	475	380	1,184	755
Acquisition		566		566
(1)	Revenue volumes are equal to contracted and interruptible volumes.
(2)	Gas Services revenue volumes converted to mboe/d from MMcf/d at 6:1 ratio.
(3)	Refer to "Non-GAAP Measures."

Pembina delivered strong financial and operational results in the second quarter of 2017. Revenue in the second quarter of 2017 was $1.2 billion compared to $1.0 billion for the same period in 2016. Year-to-date, revenue was $2.7 billion for 2017 compared to $2.0 billion for the first half of 2016. The increases in revenue for the quarter and year-to-date were driven by a larger asset base and improvements in NGL market pricing partially offset by decreased midstream marketing opportunities, as discussed in more detail in "Operating Results – Midstream". Net revenue (revenue less cost of goods sold including product purchases) was $451 million for the second quarter of 2017 compared to $429 million in the same period of 2016 and $1.0 billion year-to-date in 2017 compared to $823 million for the first six months of 2016. These increases were driven by higher revenue and sales volumes from new assets being placed into service across all of the Company's businesses.

Operating expenses were $101 million for the second quarter of 2017 compared to $93 million during the same period of 2016. This was predominantly driven by a larger asset base which resulted in higher labour, power and repairs and maintenance expenses. For the six months ended June 30, 2017, operating expenses were $208 million compared to $187 million in the same period of 2016. Increased power, repairs and labour costs in 2017 were partially offset by lower integrity spending.

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During the second quarter of 2017, operating margin increased by nine percent to $355 million compared to $327 million in the second quarter of 2016. This increase was driven by stronger performance from the Conventional Pipelines, Gas Services and Oil Sands & Heavy Oil businesses resulting from new assets placed into service within these businesses as well as the Kakwa River acquisition, partially offset by lower operating margin in the Midstream business. For the first six months of 2017, operating margin was $762 million compared to $642 million for the same period of 2016. This was due to increases in volumes and revenue across all businesses primarily resulting from the same factors mentioned above as well as improvements in commodity prices in the current year.

Depreciation and amortization included in operations during the second quarter of 2017 was $79 million compared to $66 million for the same period in 2016. The increase was largely the result of the year-over-year growth in Pembina's asset base with the Company's pipeline system expansions and new gas processing plants and fractionation facilities which were placed into service as well as certain useful life adjustments. For the six months ended June 30, 2017, depreciation and amortization included in operations was $158 million compared to $128 million in the first half of 2016 for the same reasons noted above.

Gross profit for the second quarter of 2017 was $276 million compared to $248 million during the second quarter of 2016. This 11 percent increase was a result of increased operating margin and decreased unrealized loss on the market-to-market positions of commodity-related derivative financial instruments which was nil for the second quarter of 2017 compared to a loss of $13 million for the second quarter of 2016. These fluctuations were partially offset by an increase in depreciation and amortization included in operations as noted above. For the six months ended June 30, 2017, gross profit was $657 million compared to $485 million in the first half of 2016 for the same reasons discussed above. For the six months ended June 30, 2017 the unrealized gain on the market-to-market positions of commodity-related derivative financial instruments was $53 million compared to an unrealized loss of $29 million for the same period in the prior year.

For the three-month period ended June 30, 2017, Pembina incurred general and administrative expenses (excluding corporate depreciation and amortization) of $57 million compared to $41 million during the comparable period of 2016. This increase was largely due to an increase in share price which impacted the measurement of Pembina's compensation plan liabilities and additional staff to support the growth in the Company's asset base, as well as decreased recoveries. Year-to-date, Pembina incurred general and administrative expenses (excluding corporate depreciation and amortization) of $112 million compared to $94 million in the first six months of the prior year. This increase was primarily driven by the same factors as noted above.

Net finance costs incurred during the second quarter of 2017 were $33 million compared to $41 million for the same period in 2016. This decrease was primarily due to fluctuations in the fair value of the convertible debentures conversion feature and non-commodity-related derivative financial instruments, partially offset by increased foreign exchange gains. For the first six months of 2017, net finance costs were $63 million compared to $81 million for the first half of 2016. This decrease was primarily due to fluctuations in the fair value of the convertible debentures conversion feature, partially offset by increased interest expense and foreign exchange gains.

Income tax expense for the second quarter of 2017 totaled $56 million, including current tax of $15 million and deferred tax of $41 million, compared to income tax expense of $45 million in the same period of 2016, including current tax expense of $20 million and deferred tax expense of $25 million. Current tax expense for the second quarter of 2017 was lower than the comparable period in 2016 due mainly to lower taxable income allocations from partnerships in Pembina's corporate structure. The increase in deferred tax expense in the second quarter of 2017 resulted from a larger increase in accounting pools compared to the increase in tax pools in the current year compared to the prior year. Income tax expense was $135 million for the six months ended June 30, 2017, including current taxes of $27 million and deferred taxes of $108 million, compared to income tax expense of $83 million in 2016, including current taxes of $43 million and deferred taxes of $40 million in the same period of 2016. The increases in income tax expense and deferred tax expense and the decrease in current tax expense were due to the same factors noted above.

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The Company's earnings were $124 million ($0.26 per common share – basic and diluted) during the second quarter of 2017 compared to $113 million ($0.25 per common share – basic and diluted) in the same period of 2016. Higher gross profit combined with lower net finance costs were partially offset by higher general and administrative and tax expenses. Earnings attributable to common shareholders, net of dividends attributable to preferred shareholders, during the second quarter of 2017 were $104 million (second quarter of 2016: $96 million). Earnings were $339 million ($0.75 per common share – basic and diluted) during the first six months of 2017 compared to $215 million ($0.48 per common share – basic and diluted) during the same period of the prior year. On a year-to-date basis, earnings attributable to common shareholders, net of dividends attributable to preferred shareholders, in 2017 were $300 million (second quarter of 2016: $182 million).

Pembina generated Adjusted EBITDA of $303 million and $666 million during the second quarter and first half of 2017 compared to $291 million and $560 million for the same periods in 2016. These four and 19 percent increases were due to higher gross profit, as discussed above.

Cash flow from operating activities for the quarter ended June 30, 2017 was $362 million ($0.90 per common share – basic) compared to $273 million ($0.70 per common share – basic) during the second quarter of 2016. For the six months ended June 30, 2017, cash flow from operating activities was $688 million ($1.72 per common share – basic) compared to $544 million ($1.42 per common share – basic) during the same period last year. These increases were primarily due to higher gross profit, an increased change in non-cash working capital and payments received and deferred, partially offset by higher taxes paid.

Adjusted cash flow from operating activities for the second quarter of 2017 was $275 million ($0.68 per common share – basic) compared to $235 million ($0.60 per common share – basic) during the second quarter of 2016. Increased cash flow from operating activities (net of changes in non-cash working capital) and reduced current tax expense were partially offset by additional preferred share dividends, additional taxes paid and accrued share-based payment expense. For the six months ended June 30, 2017, adjusted cash flow from operating activities was $583 million ($1.46 per common share – basic) compared to $444 million ($1.16 per common share – basic) largely due to the same factors noted above.

Year-to-date 2017 per common share metrics were also impacted by increased common shares outstanding due to the Premium Dividend™1 and Dividend Reinvestment Plan ("DRIP") which was suspended effective April 25, 2017.

1 TM denotes trademark of Canaccord Genuity Corp.

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Pembina Pipeline Corporation

Operating Results

	3 Months Ended June 30 (unaudited)				6 Months Ended June 30 (unaudited)
	2017		2016		2017		2016
($ millions)	Revenue(2)	Operating Margin(1)	Revenue(2)	Operating Margin(1)	Revenue(2)	Operating Margin(1)	Revenue(2)	Operating Margin(1)
Conventional Pipelines	197	147	177	127	385	281	352	255
Oil Sands & Heavy Oil	50	36	47	34	104	72	99	67
Gas Services(2)	87	66	64	46	179	136	117	83
Midstream(2)	117	104	142	118	337	269	256	232
Corporate		2	(1)	2		4	(1)	5
Total	451	355	429	327	1,005	762	823	642
(1)	Refer to "Non-GAAP Measures."
(2)	The amounts presented for Midstream and Gas Services consist of net revenue (revenue less cost of goods sold including product purchases). Refer to "Non-GAAP Measures."

Conventional Pipelines

	3 Months Ended June 30 (unaudited)		6 Months Ended June 30 (unaudited)
($ millions, except where noted)	2017	2016	2017	2016
Revenue volumes (mbpd)(1)	692	648	692	659
Revenue	197	177	385	352
Operating expenses	51	49	104	95
Realized (gain) loss on commodity-related derivative financial instruments	(1)	1		2
Operating margin(2)	147	127	281	255
Depreciation and amortization included in operations	33	25	66	50
Unrealized gain on commodity-related derivative financial instruments		(1)		(1)
Gross profit	114	103	215	206
Capital expenditures	274	158	799	377
(1)	Revenue volumes are equal to contracted and interruptible volumes.
(2)	Refer to "Non-GAAP Measures."

Business Overview

Pembina's Conventional Pipelines business comprises a strategically located pipeline network of approximately 10,000 kilometers. This network transports hydrocarbon liquids and extends across much of Alberta and parts of B.C., Saskatchewan and North Dakota. The primary objectives of this business are to provide safe, responsible, reliable and cost-effective transportation services for customers, pursue opportunities for increased throughput, and maintain and/or grow sustainable operating margin on invested capital by capturing incremental volumes, expanding the Company's pipeline systems, managing revenue and following a disciplined approach to operating expenses.

Operational Performance

During the second quarter of 2017, Conventional Pipelines' revenue volumes averaged 692 mbpd, an increase of seven percent compared to the same period of 2016, when revenue volumes were 648 mbpd. On a year-to-date basis in 2017, revenue volumes increased five percent to an average of 692 mbpd compared to 659 mbpd for the first half of 2016. Higher volumes as a result of Pembina's system expansions were realized at new and existing connections on Pembina's Peace and Northern pipeline systems as well as on its Vantage pipeline system.

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Pembina Pipeline Corporation

Financial Performance

During the second quarter of 2017, Conventional Pipelines generated revenue of $197 million, 11 percent higher than the $177 million generated in the same quarter of the previous year. For the first six months of 2017, revenue was $385 million compared to $352 million for the same period in 2016. These increases resulted from higher revenue volumes as discussed above.

During the second quarter of 2017, operating expenses of $51 million were higher than the $49 million recognized in the second quarter of 2016. This increase is predominantly the result of higher labour and general maintenance expenses associated with Pembina's pipeline system expansions. For the six months ended June 30, 2017, operating expenses were $104 million compared to $95 million in the same period of 2016. This increase was primarily the result of increased integrity and general maintenance spending in 2017. Also contributing to the increase were higher labour expenses associated with increased headcount to support Pembina's pipeline system expansions.

Operating margin was $147 million in the second quarter of 2017 compared to $127 million for the same period of 2016. For the first half of 2017, operating margin was $281 million, higher than the $255 million recorded for the first six months of 2016. Both increases were due to higher revenue during the current year, partially offset by the increased operating expenses, as discussed above.

Depreciation and amortization included in operations during the second quarter and first six months of 2017 was $33 million and $66 million, respectively, compared to $25 million and $50 million recognized during the same periods of the prior year. The increases in 2017 were due to certain useful life adjustments, as well as additional in-service assets relating to Pembina's pipeline system expansions.

For the three and six months ended June 30, 2017, gross profit was $114 million and $215 million, respectively, compared to $103 million and $206 million for the same periods of 2016. These increases were due to higher operating margin, partially offset by increased depreciation and amortization included in operations.

Capital expenditures for the second quarter and first half of 2017 totaled $274 million and $799 million, respectively, compared to $158 million and $377 million for the same period of 2016. The majority of this spending is related to Pembina's ongoing pipeline expansion projects which were placed into service at the end of the period.

New Developments

On June 30, 2017, Pembina completed the Phase III pipeline expansion program ("Phase III Expansion") on time and under budget from the $2.4 billion expected capital cost. The Phase III Expansion added incremental capacity of approximately 420 mbpd between Fox Creek and Namao, Alberta. Pembina now has four pipelines between Fox Creek and Namao, allowing the Company to transport four distinct hydrocarbons – ethane-plus, propane-plus, condensate and crude oil – each in its own segregated pipeline, plus upstream capacity to handle higher volumes driven by the development of the Montney, Duvernay and Deep Basin resource plays.

As previously announced, due to ongoing customer demand, Pembina is proceeding with two projects: (i) the Fox Creek and Namao Pump Stations (the "Phase IV Expansion"), which is comprised of two pump stations on the newly installed 24" pipeline from Fox Creek to Namao, Alberta and (ii) the Lator to Fox Creek Expansion (the "Phase V Expansion"), which is a new, approximately 95 kilometre, 20" pipeline from Lator to Fox Creek, Alberta.

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Pembina Pipeline Corporation

The Phase IV Expansion will increase capacity between Fox Creek and Namao. Subject to regulatory and environmental approvals, the Company expects to place this expansion into service in late 2018. Pembina has the ability to further expand capacity between Fox Creek and Namao to approximately 850 mbpd by adding additional pump stations.

The Phase V Expansion is aimed at addressing capacity constraints between Lator and Fox Creek and supporting future growth in the Montney and Deep Basin resource plays. This project is expected to provide additional capacity in this corridor and access to Pembina's downstream capacity at Fox Creek. The Company expects to bring this pipeline into service in late-2018. Once operational, Pembina will have three distinct pipelines between Lator and Fox Creek.

Pembina's $235 million NEBC Expansion project and its $70 million Altares Lateral pipeline project to support the growing liquids-rich Montney resource play are both 50 percent complete and expected to be brought into service in late 2017.

Oil Sands & Heavy Oil

	3 Months Ended June 30 (unaudited)		6 Months Ended June 30 (unaudited)
($ millions, except where noted)	2017	2016	2017	2016
Contracted capacity (mbpd)	975	880	975	880
Revenue	50	47	104	99
Operating expenses	14	13	32	32
Operating margin(1)	36	34	72	67
Depreciation and amortization included in operations	5	5	9	9
Gross profit	31	29	63	58
Capital expenditures	6	58	8	79
(1)	Refer to "Non-GAAP Measures."

Business Overview

Pembina plays an important role in supporting Alberta's oil sands and heavy oil industry. Pembina is the sole transporter of synthetic crude oil for Syncrude Canada Ltd. (via the Syncrude Pipeline) and Canadian Natural Resources Limited's Horizon Oil Sands operation (via the Horizon Pipeline) to delivery points near Edmonton, Alberta. Pembina also owns and operates the Nipisi and Mitsue pipelines, which provide transportation for producers operating in the Pelican Lake and Peace River heavy oil regions of Alberta, and the Cheecham Lateral, which transports synthetic crude to oil sands producers operating southeast of Fort McMurray, Alberta. The Oil Sands & Heavy Oil business operates approximately 1,650 km of pipeline and has approximately 975 mbpd of contracted capacity, under long-term, extendible contracts, which provide for the flow-through of eligible operating expenses to customers. As a result, operating margin from this business is primarily driven by the amount of capital invested and is typically not significantly sensitive to fluctuations in operating expenses or actual throughput.

Financial Performance

The Oil Sands & Heavy Oil business realized revenue of $50 million in the second quarter of 2017 compared to $47 million in the second quarter of 2016. Year-to-date, revenue in 2017 was $104 million compared to $99 million for the first half of 2016. These increases resulted from the completion of the Horizon and Cheecham Lateral expansions in the latter half of 2016 and increased recoverable operating expenses, partially offset by lower interruptible volumes. Operating expenses are eligible to be recovered under Pembina's contractual arrangements with its customers and therefore the increase in operating expenses from the comparable periods, as discussed below, also impacted revenue.

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Pembina Pipeline Corporation

Operating expenses were $14 million for the three months ended June 30, 2017 compared to $13 million for the same period in 2016, with the increase driven by higher power and routine integrity expenses. For the first six months of 2017, operating expenses were $32 million, consistent with the same period in the prior year. Increased power and repairs in 2017 were offset by lower integrity spending primarily due to reduced activity associated with integrity management program scheduling.

For the second quarter and six months ended June 30, 2017, operating margin was $36 million and $72 million, respectively, compared to $34 million and $67 million for the same periods in 2016 due to the factors discussed above.

Depreciation and amortization included in operations for the second quarter and first half of 2017 remained comparable to the same period in 2016 at $5 million and $9 million, respectively.

For the three and six months ended June 30, 2017, gross profit was $31 million and $63 million compared to $29 million and $58 million during the three and six months ended June 30, 2016. These increases were due to the same factors that impacted operating margin.

Capital expenditures for the three and six months ended June 30, 2017 were $6 million and $8 million compared to $58 million and $79 million for the same periods in 2016. The spending in 2016 related to the expansion of the Horizon Pipeline as well as other sustainment activities.

New Developments

In July 2017, Pembina placed the expansion of the initiating pump station on the Horizon Pipeline into service. The initial 20 km portion of the Horizon Pipeline capacity was increased by 85 mbpd to 335 mbpd and connects into adjoining infrastructure. The remainder of the Horizon Pipeline system continues to have capacity of 250 mbpd.

Gas Services

	3 Months Ended June 30 (unaudited)		6 Months Ended June 30 (unaudited)
($ millions, except where noted)	2017	2016	2017	2016
Revenue volumes net to Pembina (MMcf/d)(1)(2)	1,033	795	1,028	735
Revenue volumes net to Pembina (mboe/d)(1)(3)	172	133	171	123
Revenue	89	66	188	122
Cost of goods sold, including product purchases	2	2	9	5
Net revenue (4)	87	64	179	117
Operating expenses	21	18	43	34
Operating margin(4)	66	46	136	83
Depreciation and amortization included in operations	14	12	29	22
Gross profit	52	34	107	61
Capital expenditures	63	41	157	71
Acquisition		566		566
(1)	Revenue volumes are equal to contracted and interruptible volumes.
(2)	Volumes at the Musreau Gas Plant exclude deep cut processing as those volumes are counted when they are processed through the shallow cut portion of the plant.
(3)	Revenue volumes converted to mboe/d from MMcf/d at a 6:1 ratio.
(4)	Refer to "Non-GAAP Measures."
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Pembina Pipeline Corporation

Business Overview

Pembina's operations include a natural gas gathering and processing business, which is strategically positioned in an active condensate and NGL-rich area of western Canada and is integrated with Pembina's other businesses. Gas Services provides gas gathering, compression, condensate stabilization shallow cut processing and both sweet and sour deep cut processing services for its customers, primarily on a fee-for-service basis under long-term contracts. The condensate and NGL extracted through the facilities in this business are transported by Pembina's Conventional Pipelines business on its Peace and Vantage pipeline systems. A portion of the volumes are further processed at Pembina's fractionation facilities. Operating assets within Gas Services include:

•	Pembina's Cutbank Complex (the "Cutbank Complex") – located near Grande Prairie, Alberta, this facility includes five shallow cut processing plants (the Cutbank Gas Plant, Musreau I, Musreau II, Musreau III and the Kakwa Gas Plant) and one deep cut gas processing plant (the Musreau Deep Cut facility) as well as the Kakwa River Facility, which is comprised of a 200 MMcf/d raw to deep cut sour gas processing facility and a 50 MMcf/d shallow cut sweet gas processing facility. In total, the Cutbank Complex has 675 MMcf/d of shallow cut sweet gas processing capacity (618 MMcf/d net to Pembina), 205 MMcf/d of sweet deep cut extraction capacity and 200 MMcf/d of deep cut sour gas processing capacity. The Cutbank Complex also includes approximately 450 km of gathering pipelines and nine field compression stations.
•	Pembina's Saturn complex (the "Saturn Complex") - located near Hinton, Alberta; includes two identical 200 MMcf/d deep cut sweet gas processing plants (the "Saturn I" and "Saturn II" facilities) for a total of 400 MMcf/d of deep cut processing capacity, as well as 25 km of gathering pipelines.
•	Pembina's Resthaven facility ("Resthaven") - located near Grande Cache, Alberta; includes 300 MMcf/d (gross) of raw to deep cut sweet gas processing capacity, as well as 30 km of gathering pipelines.
•	Pembina's Saskatchewan Ethane Extraction Plant ("SEEP") - located to service the southeast Saskatchewan Bakken region; has deep cut sweet gas processing capacity of 60 MMcf/d, ethane fractionation capabilities of up to 4.5 mbpd and a 104 km ethane delivery pipeline.

Operational Performance

Revenue volumes, net to Pembina, were a record 1,033 MMcf/d during the second quarter of 2017, 30 percent higher than the 795 MMcf/d recorded during the second quarter of 2016. On a year-to-date basis in 2017, revenue volumes increased 40 percent to 1,028 MMcf/d compared to 735 MMcf/d in the first six months of 2016. Revenue volumes were positively impacted by the acquisition of the Kakwa River Facility in the second quarter of 2016, which has an increasing take-or-pay volume commitment year-over-year, the completion of Musreau III and the Resthaven Expansion in April 2016 and higher realized revenue volumes at the Saturn Complex. In addition, revenue volumes in the first half of 2016 at Resthaven and the Saturn Complex were negatively impacted by extended facility outages.

Financial Performance

Gas Services realized $87 million in net revenue during the second quarter of 2017 compared to $64 million in the second quarter of 2016. For the first six months of the year, revenue was $179 million compared to $117 million in the same period of 2016. These 36 percent and 53 percent increases in net revenue were due to higher revenue volumes resulting from the operational items noted above, increased revenue associated with the recovery of operating costs noted below and the recognition of $10 million previously unrecorded revenue received from a customer receivership settlement in the first quarter of 2017.

During the second quarter of 2017, Gas Services incurred operating expenses of $21 million compared to $18 million in the second quarter of 2016. Year-to-date operating expenses totaled $43 million in 2017 compared to $34 million in the same period of 2016. These increases were predominantly due to the addition of facilities and associated expenses as noted above.

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Pembina Pipeline Corporation

Gas Services realized operating margin of $66 million in the second quarter and $136 million in the first six months of 2017 compared to $46 million and $83 million during the same periods of the prior year. These increases were the result of higher revenue volumes and $10 million in previously unrecorded revenue received from a customer receivership settlement as noted above.

Depreciation and amortization included in operations during the second quarter and first six months of 2017 totaled $14 million and $29 million, respectively, compared to $12 million and $22 million during the same periods of the prior year. These increases were primarily attributable to the addition of the Kakwa River Facility, Musreau III and the Resthaven Expansion.

For the three months ended June 30, 2017, gross profit was $52 million compared to $34 million in the same period of 2016. On a year-to-date basis, gross profit was $107 million compared to $61 million during the first six months of the prior year. These increases were due to higher operating margin, partially offset by increased depreciation expense.

Capital expenditures for the second quarter and first six months of 2017 were $63 million and $157 million, respectively, compared to $41 million and $71 million for the same periods of 2016. Capital spending in 2017 was largely to progress the development in the Duvernay area as discussed below under "New Developments" and producer-requested modifications at the Kakwa River Facility including a water disposal system. In 2016, capital spending was largely to advance and substantially complete construction at Musreau III and the Resthaven Expansion.

New Developments

Pembina continues to progress work on several initiatives in the Duvernay area with the aim of expanding its asset base and increasing its level of service offerings in response to customer demand.

At the Company's $125 million ($97 million net to Pembina), 100 MMcf/d (gross) (75 MMcf/d net) shallow cut gas plant ("Duvernay I"), all major equipment has been set on site and significant mechanical and electrical field work is complete. The Company anticipates bringing Duvernay I into service on time and on budget in the fourth quarter of 2017. Additionally, Pembina is continuing to advance preliminary engineering of a replica Duvernay facility ("Duvernay II") which includes the development of substantial liquids handling and stabilization, as well as the evaluation of connecting Pembina's facilities into alternative sales gas pipelines.

The sales product pipelines for the Duvernay I supporting infrastructure (the "Field Hub") have been installed with all equipment set on site and significant mechanical and electrical field work now complete. To align with the in-service date of Duvernay I, Pembina anticipates bringing the Field Hub into service on time in the fourth quarter of 2017 and under budget from the original expected capital cost of $145 million.

In early 2017, Pembina entered into a 20-year infrastructure development and service agreement with a multinational, investment grade customer which includes an area of dedication in the Duvernay resource play near Fox Creek, Alberta. Infrastructure development remains contingent upon customer sanctioning development in the region, as well as necessary environmental and regulatory approvals.

Due to incremental development and customer demand for increased liquids handling services, Pembina is investing modest capital to progress its expansion of the Kakwa River Facility gathering and inlet facilities.

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Pembina Pipeline Corporation

Midstream

	3 Months Ended June 30(1) (unaudited)		6 Months Ended June 30(1) (unaudited)
($ millions, except where noted)	2017	2016	2017	2016
NGL sales volumes (mbpd)	124	132	148	136
Revenue	858	770	2,035	1,536
Cost of goods sold	741	628	1,698	1,280
Net revenue(2)	117	142	337	256
Operating expenses	17	16	33	32
Realized (gain) loss on commodity-related derivative financial instruments	(4)	8	35	(8)
Operating margin(2)	104	118	269	232
Depreciation and amortization included in operations	27	24	54	47
Unrealized loss (gain) on commodity-related derivative financial instruments		14	(53)	30
Gross profit	77	80	268	155
Capital expenditures	129	121	212	221
(1)	Share of profit or loss of investment in equity accounted investees not included in these results.
(2)	Refer to "Non-GAAP Measures."

Business Overview

Pembina offers customers a comprehensive suite of midstream products and services through its Midstream business as follows:

•	Crude oil midstream assets include:
•	14 truck terminals providing pipeline and market access for crude oil and condensate production that are not pipeline connected;
•	Pembina Nexus Terminal which includes an area where 21 inbound pipeline connections and 13 outbound pipeline connections converge providing access to approximately 1.2 mmbpd of crude oil and condensate supply connected to the terminal;
•	Edmonton North Terminal ("ENT") which includes approximately 900 mbbls of above ground storage having access to crude oil, synthetic crude oil and condensate supply transported on Pembina's operated pipelines and products from various third-party operated pipelines; and
•	Canadian Diluent Hub ("CDH"), which was placed into service on June 30, 2017 and includes 500 mbbls of above ground storage, providing direct connectivity for growing domestic condensate volumes to the oil sands via downstream third-party pipelines.
•	NGL midstream includes two vertically integrated NGL operating systems - Redwater West and Empress East (as defined below).
•	The Redwater West NGL system ("Redwater West") includes the 750 MMcf/d (322.5 MMcf/d net to Pembina) Younger extraction and fractionation facility in B.C.; two 73 mbpd NGL fractionators ("RFS I" and "RFS II"), a 55 mbpd propane-plus fractionator ("RFS III") and 8.3 mmbbls of finished product cavern storage at Redwater, Alberta; and third-party fractionation capacity in Fort Saskatchewan, Alberta. Redwater West purchases NGL mix from various natural gas and NGL producers and fractionates it into finished products for further distribution and sale. Also located at the Redwater site is Pembina's rail-based terminal which services Pembina's proprietary and customer needs for importing and exporting NGL products.
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Pembina Pipeline Corporation

•	The Empress East NGL system ("Empress East") includes 2.1 bcf/d of capacity in the straddle plants at Empress, Alberta; 20 mbpd of fractionation capacity and 1.1 mmbbls of cavern storage in Sarnia, Ontario; and 7.1 mmbbls of hydrocarbon storage at Corunna, Ontario. Empress East extracts NGL mix from natural gas at the Empress straddle plants and purchases NGL mix from other producers/suppliers. Ethane and condensate are generally fractionated out of the NGL mix at Empress and sold into Alberta markets. The remaining NGL mix is transported by pipeline to Sarnia, Ontario for further fractionation, distribution and sale. Storage and terminalling services are also provided to customers at Corunna.

The financial performance of Pembina's Midstream business can be affected by seasonal demands for products and other market factors. In NGL midstream, propane inventory generally builds over the second and third quarters of the year and is sold in the fourth quarter and the first quarter of the following year during the winter heating season. Condensate, butane and ethane are generally sold rateably throughout the year. See "Risk Factors" in Pembina's MD&A for the year ended December 31, 2016 for more information.

Operational & Financial Performance

In the Midstream business, revenue was $858 million during the second quarter of 2017 compared to $770 million in the same period of 2016, with the increase primarily driven by improvements in commodity prices in the current year partially offset by decreased crude oil midstream marketing opportunities compared to the same period in the prior year. For the first six months of 2017, revenue was $2.0 billion compared to $1.5 billion in the same period of 2016. This increase was driven by higher sales volumes after RFS II came into service in the second quarter of 2016, as well as improvements in commodity prices in the current year and increased marketing opportunities compared to the same period in the prior year. Pembina's Midstream business generated net revenue of $117 million during the second quarter of 2017 compared to $142 million during the second quarter of 2016. This decrease is primarily due to decreased margins related to marketing activities in the second quarter of 2017 compared to the same period in the prior year. Year-to-date net revenue was $337 million in 2017 compared to $256 million in 2016. This increase was driven by the same factors which impacted revenue in the current year.

Operating expenses during the second quarter and first six months of 2017 were $17 million and $33 million, respectively, comparable to the $16 million and $32 million recognized in the same periods of 2016.

Operating margin was $104 million and $269 million during the second quarter and first six months of 2017 compared to $118 million and $232 million in the comparable periods of 2016. These fluctuations were due to the same factors affecting revenue and net revenue, as discussed above, offset by changes in the realized gain or loss on commodity-related derivative financial instruments. In the second quarter of 2017, operating margin was impacted by a realized gain on commodity-related derivative financial instruments of $4 million compared to an $8 million loss in the second quarter of 2016. Year-to-date, the realized loss on commodity-related derivative financial instruments was $35 million in the first six months of 2017 compared to an $8 million gain in the same period of 2016. Pembina enters into commodity-related derivative financial instruments to protect margins in changing commodity price environments.

Operating margin for Pembina's NGL midstream activities was $79 million for the second quarter of 2017 compared to $72 million for the second quarter of 2016. This was due to higher product margins combined with increased realized gains on commodity-related derivative financial instruments partially offset by lower volumes. For the six months ended June 30, 2017, operating margin was $209 million compared to $145 million for the same period of 2016. This increase was primarily due to the start-up of RFS II in the second quarter of 2016, as well as product margin increases, partially offset by increased realized losses on commodity-related derivative financial instruments.

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Pembina Pipeline Corporation

The Company's crude oil midstream operating margin was $25 million in the second quarter of 2017 compared to $46 million for the same period in 2016. For the first six months of the year, crude oil midstream operating margin totaled $60 million compared to $87 million during the same period of the prior year. Although crude oil prices have strengthened year-over-year and while marketed and stored volumes were relatively unchanged, the underlying margins were tighter, which resulted in reduced operating margin. Further, market prices were more volatile in 2016 than in 2017, where increased market volatility created more opportunities for storage in the 2016 periods. In addition, due to the increase in domestic condensate production, the rail import of condensate was not economic during the first six months of 2017, while it was during the same period in 2016.

Depreciation and amortization included in operations for Pembina's Midstream business was $27 million in the second quarter of 2017 compared to $24 million for the same period of 2016. Year-to-date depreciation and amortization included in operations was $54 million compared to $47 million for the same period of 2016. These increases were due to new assets being brought into service including RFS II and NGL storage caverns.

For the three and six months ended June 30, 2017, gross profit in this business was $77 million and $268 million, respectively, compared to $80 million and $155 million during the same periods in 2016. Gross profit was impacted by the same factors as operating margin and depreciation noted above, as well as fluctuations in the unrealized gain or loss on commodity-related derivative financial instruments. In the second quarter of 2017, gross profit was impacted by an unrealized gain on commodity-related derivative financial instruments of nil compared to a loss of $14 million in the second quarter of 2016. On a year-to-date basis in 2017, gross profit was impacted by an unrealized gain on commodity-related derivative financial instruments of $53 million compared to a loss of $30 million in the same period of 2016.

Capital expenditures for the second quarter and first six months of 2017 totaled $129 million and $212 million, respectively, compared to $121 million and $221 million for the same periods of 2016. Capital spending in this business in 2017 was primarily directed towards the completion of RFS III, as well as infrastructure in support of the North West refinery and at CDH and ENT, as discussed in the "New Developments" section below. Capital spending in this business in 2016 was primarily directed towards the development and completion of RFS II and development of RFS III, as well as NGL storage caverns and associated infrastructure. Capital was also spent in 2016 to progress and complete the above ground storage at the ENT and the preliminary work for CDH.

New Developments

Pembina is continuing to evaluate a combined propane dehydrogenation ("PDH") and polypropylene ("PP") production facility (the "PDH/PP Facility") in Alberta's Industrial Heartland. The Company has previously completed a feasibility study for the project and was conditionally awarded $300 million in royalty credits. On May 15, 2017, Pembina announced the execution of 50/50 joint venture agreements that include binding commercial terms in support of the project and the formation of a new entity, Canada Kuwait Petrochemical Corporation ("CKPC"). CKPC is currently proceeding with activities for front end engineering design ("FEED") for the PDH/PP Facility and has selected technology providers for both the PDH and PP portions of the facility. FEED activities are expected to be completed by late 2018, followed by a final investment decision.

On June 30, 2017, Pembina placed RFS III, its 55 mbpd propane-plus third fractionator at Redwater into service under budget and ahead of schedule. Pembina's Redwater complex now has an aggregate fractionation capacity of approximately 210,000 bpd.

In April 2017, Pembina previously announced that it signed a non-binding letter of intent with Prince Rupert Legacy Inc., (a wholly-owned subsidiary of the City of Prince Rupert) for the Company to develop a west coast liquefied petroleum gas ("LPG") export terminal (the "West Coast Terminal") on Watson Island, British Columbia. The West Coast Terminal would have approximately 20,000 bpd of LPG export and Pembina expects a project timeline of two years from final investment decision. The West Coast Terminal is subject to completion of design and engineering requirements, Pembina entering into appropriate definitive agreements, the receipt of necessary environmental and regulatory permits and the approval of Pembina's Board of Directors.

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Pembina Pipeline Corporation

Infrastructure in support of North West Redwater Partnership's ("North West") refinery is over 90 percent complete, with engineering and procurement activities over 95 percent finished and construction activities over 90 percent complete. By late-2017, the project will be placed into service.

On June 30, 2017, Pembina placed additional condensate connections into service at CDH on time and under budget. CDH is now capable of delivering approximately 400 mbpd of condensate to regional third-party diluent pipelines. By the end of 2017, CDH is also expected to have additional third-party pipeline connections as well as 500,000 barrels of above ground storage in operation.

Pembina continues to progress several initiatives to further support operations and improve customer service offerings at ENT. At the end of the second quarter, the Company completed the Pembina Edmonton Delivery System ("PEDS") which connects its Namao hub to large-scale, third-party infrastructure in the Edmonton area. PEDS, which was completed ahead of schedule and under budget, will accommodate increased volumes from the Phase III Expansion and improve access of commodities into ENT. Additional work on PEDS will continue through 2017 to substantially increase take-away capacity from ENT, further enhancing Pembina's service offerings. The remaining components of the ENT program will be placed into service by the end of 2017.

Strategic Business Combination Announcement

On May 1, 2017, Pembina and Veresen Inc. ("Veresen") announced that they entered into an arrangement agreement where Pembina offered to acquire all the issued and outstanding shares of Veresen (the "Transaction") to create one of the largest energy infrastructure companies in Canada. The Transaction is valued at approximately $9.7 billion (including Veresen's debt and preferred shares) and the combined company will have a pro-forma total enterprise value of approximately $33 billion. On July 11, 2017, Veresen's common and preferred shareholders voted to approve the Transaction at a special meeting of Veresen shareholders. More than 99 percent of Veresen's outstanding common and preferred shares voted at the meeting were in favour of the Transaction. On July 12, 2017, the Court of Queen's Bench of Alberta approved the Transaction. Completion of the Transaction is subject to final acceptance of the Toronto Stock Exchange and approval under the Canadian Competition Act. Pembina and Veresen currently expect the Transaction will close late in the third quarter or early in the fourth quarter of 2017, subject to receipt of the remaining approvals. Upon closing of the Transaction, Pembina intends to increase its monthly dividend by 5.9 percent to $0.18 per common share.

Financing Activity

On January 20, 2017, Pembina closed an offering of $300 million of senior unsecured Series 8 medium-term notes (the "Series 8 Notes"). The Series 8 Notes have a fixed coupon of 2.99 percent per annum, paid semi-annually, and mature on January 22, 2024. Simultaneously, Pembina closed an offering of $300 million of senior unsecured Series 9 medium-term notes (the "Series 9 Notes"). The Series 9 Notes have a fixed coupon of 4.74 percent per annum, paid semi-annually, and mature on January 21, 2047.

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Pembina Pipeline Corporation

Liquidity & Capital Resources

($ millions)	June 30, 2017 (unaudited)	December 31, 2016
Working capital(1)	(224)	(109)
Variable rate debt(2)
Bank debt	469	353
Total variable rate debt outstanding (average of 2.6%)	469	353
Fixed rate debt(2)
Senior unsecured notes	467	467
Senior unsecured medium-term notes	3,800	3,200
Total fixed rate debt outstanding (average of 4.3%)	4,267	3,667
Convertible debentures(2)	97	147
Finance lease liability	12	13
Total debt and debentures outstanding	4,845	4,180
Cash and unutilized debt facilities	2,103	2,u211
(1)	As at June 30, 2017, working capital includes $6 million (December 31, 2016: $6 million) associated with the current portion of loans and borrowings.
(2)	Face value.

Pembina anticipates its cash flow from operating activities, the majority of which is derived from fee-for-service contracts, will be more than sufficient to meet its short-term operating obligations and fund its targeted dividend level. In the short term, Pembina expects to source funds required for capital projects from cash, its credit facilities and by accessing the debt and equity capital markets, as required. Based on its successful access to financing in the debt and equity markets over the past several years and recently, Pembina believes it should continue to have access to additional funds as required. Refer to "Risk Factors - Additional Financing and Capital Resources" in Pembina's MD&A for the year ended December 31, 2016 for more information. Management remains satisfied that the leverage employed in Pembina's capital structure, of which a significant portion is used to fund assets under construction which will not contribute to the results until they come into service, is sufficient and appropriate given the characteristics and operations of the underlying asset base.

Pembina continues to closely monitor and reassess the creditworthiness of its counterparties, which has resulted in the Company reducing or mitigating its exposure to certain counterparties where it was deemed warranted and permitted under contractual terms. Financial assurances to mitigate and reduce risk may include guarantees, letters of credit and cash. Letters of credit totaling $101 million (December 31, 2016: $115 million) were held at the end of the second quarter of 2017 primarily in respect of customer trade receivables.

Management may make adjustments to Pembina's capital structure as a result of changes in economic conditions or the risk characteristics of the underlying assets. To maintain or modify Pembina's capital structure in the future, Pembina may renegotiate new debt terms, repay existing debt, seek new borrowing and/or issue additional equity.

Pembina's credit facilities consist of an unsecured $2.5 billion (December 31, 2016: $2.5 billion) revolving credit facility which includes a $250 million accordion feature, which matures in May 2020, and an operating facility of $20 million (December 31, 2016: $30 million) due in May 2018, which is typically renewed on an annual basis. Borrowings on the revolving credit facility and the operating facility bear interest at prime lending rates plus nil to 1.25 percent (December 31, 2016: nil to 1.25 percent) or Bankers' Acceptances and LIBOR rates plus 1.00 percent to 2.25 percent (December 31, 2016: 1.00 to 2.25 percent). Margins on the credit facilities are based on the credit rating of Pembina's senior unsecured debt. There are no repayments due over the term of these facilities. As at June 30, 2017, Pembina had $2.1 billion (December 31, 2016: $2.2 billion) of cash and unutilized debt facilities. At June 30, 2017, Pembina had loans and borrowings (excluding amortization, letters of credit and finance lease liabilities) of $4.7 billion (December 31, 2016: $4.0 billion). Pembina also had an additional $22 million (December 31, 2016: $30 million) in letters of credit issued pursuant to a separate credit facility. Pembina is required to meet certain specific and customary affirmative and negative financial covenants under its senior unsecured notes, medium-term notes and revolving credit and operating facilities, including a requirement to maintain certain financial ratios. Pembina is also subject to customary restrictions on its operations and activities under its notes and credit facilities, including restrictions on the granting of security, incurring indebtedness and the sale of its assets. Pembina's financial covenants include the following:

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Pembina Pipeline Corporation

Debt Instrument	Financial Covenant(1)	Ratio	Ratio at June 30, 2017
Senior unsecured medium-term notes	Funded Debt to Capitalization	Maximum 0.70	0.36
Revolving unsecured credit facility	Debt to Capital EBITDA to senior interest coverage	Maximum 0.65 Minimum 2.5:1.0	0.36 7.3:1.0
(1)	Terms as defined in relevant agreements.

In addition to the table above, Pembina has additional customary covenants on its other senior unsecured notes. Pembina was in compliance with all covenants under its notes and facilities as at June 30, 2017 (December 31, 2016: in compliance) and, as of this date, is not at material risk of breaching its covenants.

Credit Ratings

The following information with respect to Pembina's credit ratings is provided as it relates to Pembina's financing costs and liquidity. Specifically, credit ratings affect Pembina's ability to obtain short-term and long-term financing and the cost of such financing. A reduction in the current ratings on Pembina's debt by its rating agencies, particularly a downgrade below investment-grade ratings, could adversely affect Pembina's cost of financing and its access to sources of liquidity and capital. In addition, changes in credit ratings may affect Pembina's ability, and the associated costs, to enter into normal course derivative or hedging transactions. Credit ratings are intended to provide investors with an independent measure of credit quality of any issues of securities. The credit ratings assigned by the rating agencies are not recommendations to purchase, hold or sell the securities nor do the ratings comment on market price or suitability for a particular investor. Any rating may not remain in effect for a given period of time or may be revised or withdrawn entirely by a rating agency in the future if, in its judgment, circumstances so warrant.

DBRS rates Pembina's senior unsecured notes and senior unsecured medium-term notes 'BBB' and Class A Preferred Shares Pfd-3. S&P's long-term corporate credit rating on Pembina is 'BBB' and its rating of the Class A preferred shares is P-3 (High).

Capital Expenditures

	3 Months Ended June 30 (unaudited)		6 Months Ended June 30 (unaudited)
($ millions)	2017	2016	2017	2016
Development capital
Conventional Pipelines	274	158	799	377
Oil Sands & Heavy Oil	6	58	8	79
Gas Services	63	41	157	71
Midstream	129	121	212	221
Corporate/other projects	3	2	8	7
Total development capital	475	380	1,184	755

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Pembina Pipeline Corporation

For the three months ended June 30, 2017, capital expenditures were $475 million compared to $380 million during the same three-month period of 2016. During the first half of 2017, capital expenditures, excluding acquisitions, were $1.2 billion compared to $755 million during the same six month period in 2016. Conventional Pipelines' capital expenditures were primarily incurred to progress ongoing pipeline expansion projects. Oil Sands & Heavy Oil's capital expenditures were largely in relation to the Horizon terminal. Gas Services' capital expenditures were to progress development in the Duvernay area. Midstream's capital expenditures were primarily directed towards RFS III, CDH, ENT and to advance construction of infrastructure in support of the North West refinery.

Contractual Obligations at June 30, 2017

($ millions)	Payments Due By Period
Contractual Obligations	Total	Less than 1 year	1 - 3 years	3 - 5 years	After 5 years
Leases and Other(1)	798	113	207	190	288
Loans and borrowings(2)	7,261	185	1,097	765	5,214
Convertible debentures(2)	105	6	99
Construction commitments(3)	1,435	893	220	14	308
Total contractual obligations(2)(4)	9,599	1,197	1,623	969	5,810
(1)	Includes office space, vehicles and over 3,400 rail car leases supporting future propane transportation in the Midstream business. The Company has sublet office space and rail cars up to 2027 and has contracted sub-lease payments for a potential of $94 million over the term.
(2)	Excluding deferred financing costs. Including interest payments on senior unsecured notes.
(3)	Excluding significant projects that are awaiting regulatory approval at June 30, 2017 and for which Pembina is not committed to construct.
(4)	Pembina enters into product purchase agreements and power purchase agreements to secure supply for future operations. Purchase prices of both NGL and power are dependent on current market prices. Volumes and prices for NGL and power contracts cannot be reasonably determined and therefore an amount has not been included in the contractual obligations schedule. Product purchase agreements range from one to ten years and involve the purchase of NGL products from producers. Assuming product is available, Pembina has secured between 51 and 72 mpbd each year up to and including 2025. Power purchase agreements range from one to 25 years and involve the purchase of power from electrical service providers. The Company has secured between 15 and 41 megawatts per day each year up to and including 2041.

Pembina is, subject to certain conditions, contractually committed to the construction and operation of the Phase IV and V Expansions, the NEBC Expansion, infrastructure for North West, Duvernay I, as well as certain pipeline connections and laterals and select caverns at the Company's Redwater site. Additional commitments exist in relation to assets recently brought into service and other corporate infrastructure. See "Forward-Looking Statements & Information" and "Liquidity & Capital Resources."

Dividends

Common Share Dividends

Common share dividends are payable if, as, and when declared by Pembina's Board of Directors. The amount and frequency of dividends declared and payable is at the discretion of the Board of Directors, which considers earnings, cash flow, capital requirements, the financial condition of Pembina and other relevant factors when making its dividend determination.

Pembina's Board of Directors approved a 6.25 percent increase in its monthly common share dividend rate (from $0.16 per common share to $0.17 per common share), commencing with the dividend paid on May 15, 2017.

Preferred Share Dividends

The holders of Pembina's class A preferred shares are entitled to receive fixed cumulative dividends payable quarterly on the 1st day of March, June, September and December, if, as and when declared by the Board of Directors of Pembina, for the initial fixed-rate period for each series of preferred share.

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Pembina Pipeline Corporation

DRIP

Pembina suspended its Premium Dividend™ and Dividend Reinvestment Plan ("DRIP"), effective April 25, 2017. Accordingly, the March 2017 dividend was the last dividend with the ability to be reinvested through the DRIP. Shareholders who were enrolled in the program automatically receive dividends in the form of cash. If Pembina elects to reinstate the DRIP in the future, shareholders that were enrolled in the DRIP at suspension and remained enrolled at reinstatement will automatically resume participation in the DRIP.

Related Party Transactions

For the six months ended June 30, 2017, Pembina had no transactions with related parties as defined in International Accounting Standard 24 - Related Party Disclosures, except those pertaining to contributions to Pembina's defined benefit pension plan and transactions with key management personnel, including the Board of Directors, in the ordinary course of their employment or directorship agreements.

Critical Accounting Judgments and Estimates

Critical accounting judgments and estimates used in preparing the Interim Financial Statements are described in Pembina's consolidated financial statements and MD&A for the year ending December 31, 2016. The preparation of consolidated financial statements in conformity with GAAP requires management to make both judgments and estimates that could materially affect the amounts recognized in the financial statements. By their nature, judgments and estimates may change in light of new facts and circumstances in the internal and external environment. There have been no material changes to Pembina's critical accounting estimates and judgments during the six months ended June 30, 2017.

Changes in Accounting Policies

New standards adopted in 2017

The Company has adopted IFRS 9 Financial Instruments (2014) effective January 1, 2017. The new standard addresses the classification and measurement of financial assets and financial liabilities, impairment and hedge accounting.

IFRS 9 introduces new requirements for the measurement and classification of financial assets, replacing the existing multiple classification and measurement models. IFRS 9 requires the classification of financial assets in three main categories: fair value through profit or loss, fair value through other comprehensive income, and amortized cost. All of the Company's financial assets have been reclassified from loans and receivables at amortized cost to financial assets at amortized cost. There was no change in the carrying value of the Company's financial assets.

After adoption of IFRS 9, the Company's accounting policies are substantially the same as at December 31, 2016.

New standards and interpretations not yet adopted

Certain new standards, interpretations, amendments and improvements to existing standards were issued by the International Accounting Standards Board (“IASB”) or International Financial Reporting Interpretations Committee and are effective for accounting periods beginning after January 1, 2017. These standards have not been applied in preparing these Financial Statements. Those which may be relevant to Pembina are described below:

IFRS 15 Revenue from Contracts with Customers

In May 2014 the International Accounting Standards Board issued IFRS 15 Revenue from contracts with customers, which supersedes existing revenue guidance, effective for periods beginning on or after January 1, 2018. IFRS 15 contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model outlines a five step analysis to assess contracts which involves identifying the contract, identifying the performance obligations, determining the transaction price, allocating the transaction price to the performance obligations and recognizing revenue when or as the entity satisfies a performance obligation. Detailed guidance is also provided on a number of areas for which there was no previous guidance, including contract costs and contract modifications. In April 2016 the IASB issued Clarifications to IFRS 15, Revenue from Contracts with Customers, which is effective at the same time as IFRS 15, and provides additional guidance on the five step analysis and transition.

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Pembina Pipeline Corporation

The Company intends to adopt IFRS 15 and the clarifications on the January 1, 2018 effective date. On transition, the standard permits either a full retrospective approach with restatement of all prior periods presented or a modified retrospective approach where the cumulative effect of initially applying the new standard is recognized as an adjustment to opening retained earnings in the period of adoption. The Company is currently evaluating which transition method to use.

The Company has completed a detailed implementation plan, identified revenue streams and major contract types. The Company is also assessing the impact of the new standard on its systems and processes. Within each identified revenue stream, the Company has reviewed a sample of contracts in order to evaluate the impact of the new standard on revenue recognition and disclosure. Based on the preliminary assessments completed to date, the Company has determined that the application of the new standard will require estimates of variable consideration for certain contracts in order to determine the transaction price for revenue recognition and disclosure purposes as well as the valuation of identified performance obligations in contracts. These factors may impact the timing of revenue recognition in certain contracts, particularly in contracts with multiple identified performance obligations, although the impact has not yet been determined. As further analysis is completed and a larger population of contracts are reviewed, additional information related to the impact of the adoption of IFRS 15 on the financial statements and required disclosures will be determined and disclosed.

IFRS 16 Leases

IFRS 16 Leases is effective for annual periods beginning on or after January 1, 2019. The new standard results in substantially all lessee leases being recorded on the statement of financial position.

The Company intends to adopt IFRS 16 for the annual period beginning on January 1, 2019. The Company is currently evaluating the impact that the standard will have on its results of operations and financial position.

Controls and Procedures

Changes in internal control over financial reporting

Pembina's Management is responsible for establishing and maintaining disclosure controls and procedures ("DC&P") and internal control over financial reporting ("ICFR"), as those terms are defined in National Instrument 52-109 "Certification of Disclosure in Issuers' Annual and Interim Filings." The objective of this instrument is to improve the quality, reliability and transparency of information that is filed or submitted under securities legislation.

The President and Chief Executive Officer ("CEO") and the Chief Financial Officer ("CFO") have designed, with the assistance of Pembina employees, DC&P and ICFR to provide reasonable assurance that material information relating to Pembina's business is made known to them, is reported on a timely basis, financial reporting is reliable, and financial statements prepared for external purposes are in accordance with GAAP. Management, including the Company's President and CEO and CFO, evaluated the effectiveness of Pembina's disclosure controls and procedures as at June 30, 2017, as required by the Canadian securities regulatory authorities and by the U.S. Securities and Exchange Commission, and concluded that its DC&P are effective.

During the first six months of 2017, there were no changes made to Pembina's ICFR that materially affected, or are reasonably likely to materially affect, its ICFR.

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Pembina Pipeline Corporation

Risk Factors

Management has identified the primary risk factors that could potentially have a material impact on the financial results and operations of Pembina. Such risk factors are presented in Pembina's MD&A and Pembina's Annual Information Form ("AIF") for the year ended December 31, 2016. Pembina's MD&A and AIF are available at www.pembina.com, in Canada under Pembina's company profile on www.sedar.com and in the U.S. under the Company's profile at www.sec.gov.

Selected Quarterly Operating Information

(mbpd unless stated otherwise)	2017		2016				2015
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Average volume
Conventional Pipelines revenue volumes(1)	692	691	639	643	648	670	621	600
Oil Sands & Heavy Oil contracted capacity	975	975	975	975	880	880	880	880
Gas Services revenue volumes (mboe/d) net to Pembina(1)(2)	172	171	163	149	133	113	103	115
Midstream NGL sales volumes	124	173	164	136	132	141	123	109
Total	1,963	2,010	1,941	1,903	1,793	1,804	1,727	1,704
(1)	Revenue volumes are equal to contracted and interruptible volumes.
(2)	Gas Services revenue volumes converted to mboe/d from MMcf/d at 6:1 ratio.
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Pembina Pipeline Corporation

Selected Quarterly Financial Information

($ millions, except where noted)	2017		2016				2015
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Revenue	1,166	1,485	1,251	970	1,027	1,017	1,242	1,026
Operating expenses	101	107	123	109	93	94	110	111
Cost of goods sold, including product purchases	715	931	737	543	598	623	835	652
Realized loss (gain) on commodity-related derivative financial instruments	(5)	40	15	1	9	(15)	(7)	(8)
Operating margin(1)	355	407	376	317	327	315	304	271
Depreciation and amortization included in operations	79	79	73	72	66	62	73	67
Unrealized loss (gain) on commodity-related derivative financial instruments		(53)	33	(1)	13	16	(6)	3
Gross profit	276	381	270	246	248	237	237	201
Adjusted EBITDA(1)	303	363	342	287	291	269	269	245
Cash flow from operating activities	362	326	286	247	273	271	285	187
Cash flow from operating activities per common share - basic (dollars)(1)	0.90	0.82	0.73	0.63	0.70	0.72	0.79	0.54
Adjusted cash flow from operating activities(1)	275	308	292	250	235	209	280	209
Adjusted cash flow from operating activities per common share - basic(1) (dollars)	0.68	0.77	0.74	0.64	0.60	0.56	0.77	0.60
Earnings for the period	124	215	131	120	113	102	130	113
Earnings per common share - basic (dollars)	0.26	0.49	0.29	0.25	0.25	0.23	0.32	0.29
Earnings per common share - diluted (dollars)	0.26	0.49	0.28	0.25	0.25	0.23	0.32	0.29
Common shares outstanding (millions):
Weighted average - basic	401	398	395	392	389	376	363	345
Weighted average - diluted	403	400	397	393	390	376	363	345
End of period	403	400	397	394	391	387	373	350
Common share dividends declared	205	191	190	188	187	172	168	158
Common share dividends declared per share (dollars)	0.5100	0.4800	0.4800	0.4800	0.4800	0.4575	0.4575	0.4575
Preferred share dividends declared	19	19	19	20	16	14	13	14
(1)	Refer to "Non-GAAP Measures."

During the periods in the prior table, Pembina's results were impacted by the following factors and trends:

•	Increased production in key operating areas and resource plays within the WCSB (Deep Basin, Montney and Duvernay) which has supported increased revenue and sales volumes on Pembina's existing Conventional Pipelines, Gas Services and NGL Midstream infrastructure as well as the development of large-scale expansions across these businesses;
•	New, large-scale growth projects across Pembina's business being placed into service and the acquisition of the Kakwa River Facility (April 2016);

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Pembina Pipeline Corporation

•	Significantly weaker commodity market (especially the weaker propane and butane market) during the majority of 2015 and the early part of 2016 with a modest commodity market recovery through mid-2016 and year-to-date in 2017;
•	Pre-financed portions of capital for projects under construction and increased common shares outstanding and common share dividends due to: the DRIP, debenture conversions, common share issuance, increases in the common share dividend rate; and
•	Increased preferred share dividends due to additional preferred shares issued.

Additional Information

Additional information about Pembina filed with Canadian and U.S. securities commissions, including quarterly and annual reports, Annual Information Forms (filed with the U.S. Securities and Exchange Commission under Form 40-F), Management Information Circulars and financial statements can be found online at www.sedar.com, www.sec.gov and through Pembina's website at www.pembina.com. Information contained in or otherwise accessible through Pembina's website or other websites, though referenced herein, is not incorporated by reference herein unless otherwise specifically indicated.

Non-GAAP Measures

Throughout this MD&A, Pembina has used the following terms that are not defined by GAAP but are used by management to evaluate the performance of Pembina and its businesses. Since non-GAAP measures do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies, securities regulations require that non-GAAP measures are clearly defined, qualified and reconciled to their nearest GAAP measure. Except as otherwise indicated, these non-GAAP measures are calculated and disclosed on a consistent basis from period to period. Specific adjusting items may only be relevant in certain periods.

The intent of non-GAAP measures is to provide additional useful information with respect to Pembina's operational and financial performance to investors and analysts though the measures do not have any standardized meaning under IFRS. The measures should not, therefore, be considered in isolation or used in substitute for measures of performance prepared in accordance with IFRS. Other issuers may calculate these non-GAAP measures differently.

Investors should be cautioned that net revenue, Adjusted EBITDA, adjusted cash flow from operating activities, cash flow from operating activities per common share, adjusted cash flow from operating activities per common share, operating margin and total enterprise value should not be construed as alternatives to revenue, earnings, cash flow from operating activities, gross profit or other measures of financial results determined in accordance with GAAP as indicators of Pembina's performance.

Net revenue

Net revenue is a non-GAAP financial measure which is defined as total revenue less cost of goods sold including product purchases. Management believes that net revenue provides investors with a single measure to indicate the margin on sales before non-product operating expenses that is comparable between periods. Management utilizes net revenue to compare consecutive results, particularly in the Midstream business, to aggregate revenue generated by each of the Company's businesses and to set comparable objectives.

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Pembina Pipeline Corporation

	3 Months Ended June 30 (unaudited)		6 Months Ended June 30 (unaudited)
($ millions)	2017	2016	2017	2016
Revenue	1,166	1,027	2,651	2,044
Cost of goods sold, including product purchases	715	598	1,646	1,221
Net revenue	451	429	1,005	823

Adjusted earnings before interest, taxes, depreciation and amortization ("Adjusted EBITDA")

Adjusted EBITDA is a non-GAAP measure and is calculated as earnings for the year plus share of profit (loss) from equity accounted investees (before tax, depreciation and amortization) plus net finance costs, income taxes, depreciation and amortization (included in operations and general and administrative expense) and unrealized gains or losses on commodity-related derivative financial instruments. The exclusion of unrealized gains or losses on commodity-related derivative financial instruments eliminates the non-cash impact of such gains or losses.

Adjusted EBITDA also includes adjustments for loss (gain) on disposal of assets, transaction costs incurred in respect of acquisitions, impairment charges or reversals and write-downs in respect of goodwill, intangible assets and property plant and equipment, and non-cash provisions. These additional adjustments are made to exclude various non-cash and other items that are not reflective of ongoing operations. Management believes that Adjusted EBITDA provides useful information to investors as it is an important indicator of an issuer's ability to generate liquidity through cash flow from operating activities. Adjusted EBITDA is also used by investors and analysts for assessing financial performance and for the purpose of valuing an issuer, including calculating financial and leverage ratios. Management utilizes Adjusted EBITDA to set objectives and as a key performance indicator of the Company's success. Pembina presents Adjusted EBITDA as management believes it is a measure frequently used by analysts, investors and other stakeholders in evaluating the Company's financial performance.

	3 Months Ended June 30 (unaudited)		6 Months Ended June 30 (unaudited)
($ millions, except per share amounts)	2017	2016	2017	2016
Earnings attributable to shareholders	124	113	339	215
Share of profit from equity accounted investees (before tax, depreciation and amortization) and other	3	3	7	5
Net finance costs	33	41	63	81
Income tax expense	56	45	135	83
Depreciation and amortization	85	71	169	138
Unrealized loss (gain) on commodity-related derivative financial instruments		13	(53)	29
Impairment charges or reversals and write-downs in respect of goodwill, intangible assets and property, plant and equipment, and non-cash provisions		4	4	8
Transaction costs incurred in respect of acquisitions	2	1	2	1
Adjusted EBITDA	303	291	666	560
Adjusted EBITDA per common share - basic (dollars)	0.75	0.75	1.67	1.46

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Pembina Pipeline Corporation

Adjusted cash flow from operating activities, cash flow from operating activities per common share and adjusted cash flow from operating activities per common share

Adjusted cash flow from operating activities is a non-GAAP measure which is defined as cash flow from operating activities plus the change in non-cash operating working capital, adjusting for current tax and share-based payment expenses, and deducting preferred share dividends declared. Adjusted cash flow from operating activities excludes preferred share dividends because they are not attributable to common shareholders. The calculation has been modified to include current tax and share-based payment expense as it allows management to better assess the obligations discussed below. Management believes that adjusted cash flow from operating activities provides comparable information to investors for assessing financial performance during each reporting period. Management utilizes adjusted cash flow from operating activities to set objectives and as a key performance indicator of the Company's ability to meet interest obligations, dividend payments and other commitments. Per common share amounts are calculated by dividing cash flow from operating activities, or adjusted cash flow from operating activities, as applicable, by the weighted average number of common shares outstanding.

	3 Months Ended June 30 (unaudited)		6 Months Ended June 30 (unaudited)
($ millions, except per share amounts)	2017	2016	2017	2016
Cash flow from operating activities	362	273	688	544
Cash flow from operating activities per common share - basic (dollars)	0.90	0.70	1.72	1.42
Add (deduct):
Change in non-cash operating working capital	(43)	5	(52)	(29)
Current tax expense	(15)	(20)	(27)	(43)
Taxes paid	10		23
Accrued share-based payments	(20)	(7)	(33)	(18)
Share-based payments			22	20
Preferred share dividends declared	(19)	(16)	(38)	(30)
Adjusted cash flow from operating activities	275	235	583	444
Adjusted cash flow from operating activities per common share - basic (dollars)	0.68	0.60	1.46	1.16

Operating margin

Operating margin is a non-GAAP measure which is defined as gross profit before depreciation and amortization included in operations and unrealized gain/loss on commodity-related derivative financial instruments. Management believes that operating margin provides useful information to investors for assessing the financial performance of the Company's operations. Management utilizes operating margin in setting objectives and views it as a key performance indicator of the Company's success.

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Pembina Pipeline Corporation

Reconciliation of operating margin to gross profit:

	3 Months Ended June 30 (unaudited)		6 Months Ended June 30 (unaudited)
($ millions)	2017	2016	2017	2016
Revenue	1,166	1,027	2,651	2,044
Cost of sales (excluding depreciation and amortization included in operations)
Operating expenses	101	93	208	187
Cost of goods sold, including product purchases	715	598	1,646	1,221
Realized (gain) loss on commodity-related derivative financial instruments	(5)	9	35	(6)
Operating margin	355	327	762	642
Depreciation and amortization included in operations	79	66	158	128
Unrealized loss (gain) on commodity-related derivative financial instruments		13	(53)	29
Gross profit	276	248	657	485

Total enterprise value

Total enterprise value is a non-GAAP measure which is calculated by aggregating the market value of common shares, preferred shares and convertible debentures at a specific date plus senior debt less cash and cash equivalents. Management believes that total enterprise value provides useful information to investors to assess the overall market value of the Company and as an input to calculate financial ratios. Management utilizes total enterprise value to assess Pembina's growth.

(unaudited)		As at June 30
($ millions, except where noted)	As at July 27, 2017	2017	2016
Shares outstanding	403	403	391
Market capitalization of common shares	17,188	17,304	15,336
Market capitalization of preferred shares	1,493	1,473	1,220
Market capitalization of convertible debentures	137	139	197
Senior debt	4,833	4,736	3,488
Cash and cash equivalents	(29)	(53)	(18)
Total enterprise value	23,622	23,599	20,223

The following is a list of abbreviations that may be used in this MD&A:

Measurement

mbbls thousands of barrels

mbpd thousands of barrels per day

mmbpd millions of barrels per day

mmbbls millions of barrels

mboe/d thousands of barrels of oil equivalent per day

MMcf/d millions of cubic feet per day

bcf/d billions of cubic feet per day

km kilometre

Other

B.C. British Columbia

DRIP Premium Dividend™ and Dividend Reinvestment Plan

IFRS International Financial Reporting Standards

NGL Natural gas liquids

U.S. United States

WCSB Western Canadian Sedimentary Basin

deep cut Ethane-plus capacity extraction gas processing capabilities shallow cut Sweet gas processing with propane and/or condensate-plus extraction capabilities

31

Pembina Pipeline Corporation

Forward-Looking Statements & Information

In the interest of providing Pembina's security holders and potential investors with information regarding Pembina, including management's assessment of the Company's future plans and operations, certain statements contained in this MD&A constitute forward-looking statements or information (collectively, "forward-looking statements"). Forward-looking statements are typically identified by words such as "anticipate", "continue", "estimate", "expect", "may", "will", "project", "should", "could", "would", "believe", "plan", "intend", "design", "target", "undertake", "view", "indicate", "maintain", "explore", "entail", "schedule", "objective", "strategy", "likely", "potential", "outlook", "aim", "purpose", "goal" and similar expressions suggesting future events or future performance.

By their nature, such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Pembina believes the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this MD&A should not be unduly relied upon. These statements speak only as of the date of the MD&A.

In particular, this MD&A contains forward-looking statements pertaining to the following:

•	the future levels and sustainability of cash dividends that Pembina intends to pay to its shareholders, the dividend payment date and the tax treatment thereof;
•	planning, construction, capital expenditure estimates, schedules, regulatory and environmental applications and anticipated approvals, expected capacity, incremental volumes, in-service dates, rights, activities, benefits and operations with respect to new construction of, or expansions on existing, pipelines, gas services facilities, fractionation facilities, terminalling, storage and hub facilities and other facilities or energy infrastructure, as well as the impact of the Company's new projects on its future financial performance;
•	completion of and the potential future benefits and impacts of acquisition of Veresen Inc. including the timing thereof;
•	anticipated synergies between assets under development, assets being acquired and existing assets of the Company;
•	pipeline, processing, fractionation and storage facility and system operations and throughput levels;
•	treatment under governmental regulatory regimes including taxes, environmental and greenhouse gas regulations and related abandonment and reclamation obligations, and Aboriginal, landowner and other stakeholder consultation requirements;
•	Pembina's estimates of and strategy for payment of future abandonment costs and decommissioning obligations, and deferred tax liability;
•	Pembina's strategy and the development and expected timing of new business initiatives and growth opportunities and the impact thereof;
•	increased throughput potential, processing capacity and fractionation capacity due to increased oil and gas industry activity and new connections and other initiatives on Pembina's pipelines and at Pembina's facilities;
•	expected future cash flows and the sufficiency thereof, financial strength, sources of and access to funds at attractive rates, future contractual obligations, future financing options, future renewal of credit facilities, availability of capital to fund growth plans, operating obligations and dividends and the use of proceeds from financings;
•	tolls and tariffs and processing, transportation, fractionation, storage and services commitments and contracts;
•	operating risks (including the amount of future liabilities related to pipelines spills and other environmental incidents) and related insurance coverage and inspection and integrity programs;
•	the adoption of new accounting standards;
•	inventory and pricing in North American liquids market;
•	the impact of the current commodity price environment on Pembina;
•	competitive conditions and Pembina's ability to position itself competitively in the industry;
•	the future level of cash dividends that Pembina intends to pay its shareholders, including the expected dividend increase upon completion of the Transaction.

Various factors or assumptions are typically applied by Pembina in drawing conclusions or making the forecasts, projections, predictions or estimations set out in forward-looking statements based on information currently available to Pembina. These factors and assumptions include, but are not limited to:

•	oil and gas industry exploration and development activity levels and the geographic region of such activity;
•	the success of Pembina's operations;
•	prevailing commodity prices, interest rates and exchange rates and the ability of Pembina to maintain current credit ratings;
•	the availability of capital to fund future capital requirements relating to existing assets and projects;
•	expectations regarding participation in Pembina's DRIP and pension plan;
•	future operating costs including geotechnical and integrity costs being consistent with historical costs;
•	oil and gas industry compensation levels remaining consistent;
•	in respect of current developments, expansions, planned capital expenditures, the Transaction, completion dates and capacity expectations: that third parties will provide any necessary support; that any third-party projects relating to growth projects will be sanctioned and completed as expected; that any required commercial agreements can be reached; that all required regulatory and environmental approvals can be obtained on the necessary terms in a timely manner; that counterparties will comply with contracts in a timely manner; that there are no unforeseen events preventing the performance of contracts or the completion of the relevant facilities, that there are no unforeseen material costs or liabilities, or other significant events relating to the completion of the Transaction; and that there are no unforeseen material costs relating to the facilities which are not recoverable from customers;
•	in respect of the stability of Pembina's dividends: prevailing commodity prices, margins and exchange rates; that Pembina's future results of operations will be consistent with past performance and management expectations in relation thereto; the continued availability of capital at attractive prices to fund future capital requirements relating to existing assets and projects, including but not limited to future capital expenditures relating to expansion, upgrades and maintenance shutdowns; the success of growth projects; future operating costs; that counterparties to material agreements will continue to perform in a timely manner; that there are no unforeseen events preventing the performance of contracts; and that there are no unforeseen material construction or other costs related to current growth projects or current operations;
•	prevailing regulatory, tax and environmental laws and regulations and tax pool utilization; and
•	the amount of future liabilities relating to lawsuits and environmental incidents and the availability of coverage under Pembina's insurance policies (including in respect of Pembina's business interruption insurance policy).

The actual results of Pembina could differ materially from those anticipated in these forward-looking statements as a result of the material risk factors set forth below:

•	the regulatory environment and decisions and Aboriginal and landowner consultation requirements;
•	the impact of competitive entities and pricing;
•	labour and material shortages;
•	the failure to realize the anticipated benefits of the Transcation following closing due to the factors set out herein, integration issues or otherwise;
•	the inability to meet the remaining conditions to completion of the Transaction in a timely manner or at all;
•	reliance on key relationships and agreements and the outcome of stakeholder engagement;
•	the strength and operations of the oil and natural gas production industry and related commodity prices;
•	non-performance or default by counterparties to agreements which Pembina or one or more of its subsidiaries has entered into in respect of its business;
•	actions by governmental or regulatory authorities including changes in tax laws and treatment, changes in royalty rates or increased environmental regulation;
•	fluctuations in operating results;
•	adverse general economic and market conditions in Canada, North America and elsewhere, including changes, or prolonged weakness, as applicable, in interest rates, foreign currency exchange rates, commodity prices, supply/demand trends and overall industry activity levels;
•	constraints on, or the unavailability of adequate infrastructure;
•	changes in the political environment, in North America and elsewhere, and public opinion;
•	ability to access various sources of debt and equity capital;
•	changes in credit ratings;
•	technology and security risks;
•	natural catastrophe; and
•	the other factors discussed under "Risk Factors" in Pembina's AIF for the year ended December 31, 2016. Pembina's MD&A and AIF are available at www.pembina.com and in Canada under Pembina's company profile on www.sedar.com and in the U.S. on the Company's profile at www.sec.gov.

These factors should not be construed as exhaustive. Unless required by law, Pembina does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Any forward-looking statements contained herein are expressly qualified by this cautionary statement.

32

Pembina Pipeline Corporation

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(unaudited)

($ millions)	Note	June 30, 2017	December 31, 2016
Assets Current assets
Cash and cash equivalents		53	35
Trade receivables and other		386	451
Derivative financial instruments		9	9
Inventory		100	181
		548	676
Non-current assets
Property, plant and equipment	4	12,402	11,331
Intangible assets and goodwill		2,815	2,834
Investments in equity accounted investees		129	134
Deferred tax assets		26	31
Other assets		11	11
		15,383	14,341
Total Assets		15,931	15,017
Liabilities and Equity Current liabilities
Trade payables and accrued liabilities		666	645
Taxes payable		8	5
Dividends payable		68	64
Loans and borrowings	5	6	6
Derivative financial instruments		24	65
		772	785
Non-current liabilities
Loans and borrowings	5	4,716	4,002
Convertible debentures	6	93	143
Derivative financial instruments		39	58
Employee benefits, share-based payments and other		54	48
Deferred revenue		112	86
Decommissioning provision	7	487	488
Deferred tax liabilities		1,215	1,111
		6,716	5,936
Total Liabilities		7,488	6,721
Equity
Common share capital	8	9,056	8,808
Preferred share capital		1,508	1,509
Deficit		(2,105)	(2,010)
Accumulated other comprehensive income		(16)	(11)
Total Equity		8,443	8,296
Total Liabilities and Equity		15,931	15,017

See accompanying notes to the condensed consolidated interim financial statements

33

Pembina Pipeline Corporation

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF EARNINGS AND COMPREHENSIVE INCOME

(unaudited)

		3 Months Ended June 30		6 Months Ended June 30
($ millions, except per share amounts)	Note	2017	2016	2017	2016
Revenue		1,166	1,027	2,651	2,044
Cost of sales		895	757	2,012	1,536
(Gain) loss on commodity-related derivative financial instruments		(5)	22	(18)	23
Gross profit		276	248	657	485
General, administrative and other		63	49	120	107
Results from operating activities		213	199	537	378
Net finance costs	9	33	41	63	81
Earnings before income tax and equity accounted investees		180	158	474	297
Share of profit of investment in equity accounted investees, net of tax					(1)
Current tax expense		15	20	27	43
Deferred tax expense		41	25	108	40
Income tax expense		56	45	135	83

Earnings attributable to shareholders		124	113	339	215
Other comprehensive (loss) income
Exchange differences on translation of foreign operations, net of tax		(5)	1	(5)	(12)
Total comprehensive income attributable to shareholders		119	114	334	203
Earnings per common share - basic and diluted (dollars)		0.26	0.25	0.75	0.48
Weighted average number of common shares (millions)
Basic		401	389	400	382
Diluted		403	390	401	383

See accompanying notes to the condensed consolidated interim financial statements

34

Pembina Pipeline Corporation

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

(unaudited)

		Attributable to shareholders of the Company
($ millions)	Note	Common share capital	Preferred share capital	Deficit	Accumulated other comprehensive income	Total Equity
December 31, 2016		8,808	1,509	(2,010)	(11)	8,296
Total comprehensive income
Earnings				339		339
Other comprehensive (loss) income
Exchange differences on translation of foreign operations, net of tax					(5)	(5)
Total comprehensive income				339	(5)	334
Transactions with shareholders of the Company
Preferred shares issue costs			(1)			(1)
Dividend reinvestment plan	8	148				148
Debenture conversions	8	72				72
Share-based payment transactions	8	28				28
Dividends declared - common	8			(396)		(396)
Dividends declared - preferred	8			(38)		(38)
Total transactions with shareholders of the Company		248	(1)	(434)		(187)
June 30, 2017		9,056	1,508	(2,105)	(16)	8,443

December 31, 2015		7,991	1,100	(1,670)	3	7,424
Total comprehensive income
Earnings				215		215
Other comprehensive (loss) income
Exchange differences on translation of foreign operations, net of tax					(12)	(12)
Total comprehensive income				215	(12)	203
Transactions with shareholders of the Company
Common shares issued, net of issue costs		335				335
Preferred shares issued, net of issue costs			410			410
Dividend reinvestment plan		224				224
Debenture conversions		1				1
Share-based payment transactions		12				12
Dividends declared - common				(359)		(359)
Dividends declared - preferred				(30)		(30)
Total transactions with shareholders of the Company		572	410	(389)		593
June 30, 2016		8,563	1,510	(1,844)	(9)	8,220

See accompanying notes to the condensed consolidated interim financial statements

35

Pembina Pipeline Corporation

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(unaudited)

		3 Months Ended June 30		6 Months Ended June 30
($ millions)	Note	2017	2016	2017	2016
Cash provided by (used in)
Operating activities
Earnings		124	113	339	215
Adjustments for
Depreciation and amortization		85	71	169	138
Unrealized loss (gain) on commodity-related derivative financial instruments			13	(53)	29
Net finance costs	9	33	41	63	81
Net interest paid		(23)	(26)	(46)	(43)
Income tax expense		56	45	135	83
Taxes paid		(10)		(23)
Share-based compensation expense		25	12	42	25
Share-based compensation payment				(22)	(20)
Payments received and deferred		27	1	33
Amortization of deferred revenue		(3)	(1)	(7)	(2)
Share of profit of investments in equity accounted investees, net of tax					(1)
Payments from equity accounted investees		3	3	6	6
Other		2	6		4
Change in non-cash operating working capital		43	(5)	52	29
Cash flow from operating activities		362	273	688	544
Financing activities
Bank borrowings and issuance of debt		397	321	484	321
Repayment of loans and borrowings		(6)	(2)	(357)	(29)
Issuance of common shares					345
Issuance of preferred shares			250		420
Issuance of medium term notes				600
Issue costs and financing fees			(7)	(5)	(28)
Exercise of stock options		10	4	21	5
Dividends paid (net of shares issued under the dividend reinvestment plan)		(184)	(81)	(282)	(159)
Cash flow from financing activities		217	485	461	875
Investing activities
Capital expenditures		(475)	(380)	(1,184)	(755)
Deposit			(25)		(60)
Acquisition			(566)		(566)
Interest paid during construction		(22)	(20)	(45)	(38)
Recovery of assets or proceeds from sale		1		1
Contributions to equity accounted investees		(1)		(1)	(2)
Changes in non-cash investing working capital and other		(65)	7	98	(6)
Cash flow used in investing activities		(562)	(984)	(1,131)	(1,427)
Change in cash and cash equivalents		17	(226)	18	(8)
Cash and cash equivalents, beginning of year		36	246	35	28
Cash and cash equivalents, end of year		53	20	53	20

See accompanying notes to the condensed consolidated interim financial statements

36

Pembina Pipeline Corporation

1. REPORTING ENTITY

Pembina Pipeline Corporation ("Pembina" or the "Company") is an energy transportation and service provider domiciled in Canada. The condensed consolidated unaudited interim financial statements ("Interim Financial Statements") include the accounts of the Company, its subsidiary companies, partnerships and any interests in associates and joint arrangements as at and for the six months ended June 30, 2017. These Interim Financial Statements and the notes thereto have been prepared in accordance with IAS 34 - Interim Financial Reporting, and should be read in conjunction with the consolidated financial statements of the Company as at and for the year ended December 31, 2016. The Interim Financial Statements were authorized for issue by Pembina's Board of Directors on August 1, 2017.

Pembina owns or has interests in conventional crude oil, condensate and natural gas liquids ("NGL") pipelines, oil sands and heavy oil pipelines, gas gathering and processing facilities, an NGL infrastructure and logistics business and midstream services that span across its operations. The Company's assets are located in Canada and in the United States.

2. SIGNIFICANT ACCOUNTING POLICIES

The accounting policies are set out in the December 31, 2016 consolidated financial statements. Those policies have been applied consistently to all periods presented in these Interim Financial Statements.

New standards adopted in 2017

The Company has adopted IFRS 9 Financial Instruments (2014) effective January 1, 2017. The new standard addresses the classification and measurement of financial assets and financial liabilities, impairment and hedge accounting.

IFRS 9 introduces new requirements for the measurement and classification of financial assets, replacing the existing multiple classification and measurement models. IFRS 9 requires the classification of financial assets in three main categories: fair value through profit or loss, fair value through other comprehensive income, and amortized cost. All of the Company's financial assets have been reclassified from loans and receivables at amortized cost to financial assets at amortized cost. There was no change in the carrying value of the Company's financial assets.

After adoption of IFRS 9, the Company's accounting policies are substantially the same as at December 31, 2016.

3. DETERMINATION OF FAIR VALUES

A number of the Company's accounting policies and disclosures require the determination of fair value for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure based on methods as set out in the December 31, 2016 consolidated financial statements. These methods have been applied consistently to all periods presented in these Interim Financial Statements.

37

Pembina Pipeline Corporation

4. PROPERTY, PLANT AND EQUIPMENT

($ millions)	Land and Land Rights	Pipelines	Facilities and Equipment	Other	Assets Under Construction	Total
Cost
Balance at December 31, 2016	218	4,253	5,514	1,089	1,965	13,039
Additions and transfers	54	1,436	686	67	(1,015)	1,228
Change in decommissioning provision		17	(22)			(5)
Disposals and other		(10)	(5)		(1)	(16)
Balance at June 30, 2017	272	5,696	6,173	1,156	949	14,246

Depreciation
Balance at December 31, 2016	7	966	575	160		1,708
Depreciation	1	51	69	23		144
Disposals and other		(5)	(1)	(2)		(8)
Balance at June 30, 2017	8	1,012	643	181		1,844

Carrying amounts
Balance at December 31, 2016	211	3,287	4,939	929	1,965	11,331
Balance at June 30, 2017	264	4,684	5,530	975	949	12,402

Commitments

At June 30, 2017, the Company had contractual construction commitments for property, plant and equipment of $1,435 million (December 31, 2016: $2,196 million), excluding significant projects awaiting regulatory approval.

5. LOANS AND BORROWINGS

This note provides information about the contractual terms of the Company's interest-bearing loans and borrowings, which are measured at amortized cost.

38

Pembina Pipeline Corporation

Carrying value, terms and conditions, and debt maturity schedule

				Carrying value
($ millions)	Authorized at June 30, 2017	Nominal interest rate	Year of maturity	June 30, 2017	December 31, 2016
Operating facility(1)	20	prime + 0.45 or BA(2) / LIBOR + 1.45	2018(3)
Revolving unsecured credit facility(1)(4)	2,500	prime + 0.45 or BA(2) / LIBOR + 1.45	2020	469	353
Senior unsecured notes - series C	200	5.58	2021	199	199
Senior unsecured notes - series D	267	5.91	2019	267	266
Senior unsecured medium-term notes series 1	250	4.89	2021	249	249
Senior unsecured medium-term notes series 2	450	3.77	2022	449	449
Senior unsecured medium-term notes series 3	450	4.75	2043	446	446
Senior unsecured medium-term notes series 4	600	4.81	2044	596	596
Senior unsecured medium-term notes series 5	450	3.54	2025	448	448
Senior unsecured medium-term notes series 6	500	4.24	2027	498	497
Senior unsecured medium-term notes series 7	500	3.71	2026	497	497
Senior unsecured medium-term notes series 8	300	2.99	2024	298
Senior unsecured medium-term notes series 9	300	4.74	2047	298
Finance lease liabilities and other				8	8
Total interest bearing liabilities	6,787			4,722	4,008
Less current portion				(6)	(6)
Total non-current				4,716	4,002
(1)	The nominal interest rate is based on the Company's credit rating at June 30, 2017.
(2)	Bankers' Acceptance.
(3)	Operating facility expected to be renewed on an annual basis.
(4)	At June 30, 2017, face value includes $362 million USD (December 31, 2016 - nil).

On January 20, 2017, Pembina closed an offering of $300 million of senior unsecured Series 8 medium-term notes (the "Series 8 Notes"). The Series 8 Notes have a fixed coupon of 2.99 percent per annum, paid semi-annually, and mature on January 22, 2024. Simultaneously, Pembina closed an offering of $300 million of senior unsecured Series 9 medium-term notes (the "Series 9 Notes"). The Series 9 Notes have a fixed coupon of 4.74 percent per annum, paid semi-annually, and mature on January 21, 2047.

All facilities are governed by specific debt covenants which Pembina was in compliance with at June 30, 2017 (December 31, 2016: in compliance).

39

Pembina Pipeline Corporation

6. CONVERTIBLE DEBENTURES

($ millions, except as noted)	Series F - 5.75%
Conversion price (dollars per share)	$29.53
Interest payable semi-annually in arrears on:	June 30 and December 31
Maturity Date	December 31, 2018
Balance at December 31, 2016	143
Conversions	(52)
Unwinding of discount rate	1
Deferred financing fee (net of amortization)	1
Balance at June 30, 2017	93

7. DECOMMISSIONING PROVISION

($ millions)
Balance at December 31, 2016	496
Unwinding of discount rate	6
Additions	30
Change in estimates and other	(40)
Total	492
Less current portion (included in accrued liabilities)	(5)
Balance at June 30, 2017	487

The Company applied a 1.8 percent inflation rate per annum (December 31, 2016: 1.8 percent) and a risk-free rate of 2.3 percent (December 31, 2016: 2.3 percent) to calculate the present value of the decommissioning provision. Changes in the measurement of the decommissioning provision were added to, or deducted from, the cost of the related asset in property, plant and equipment. When a re-measurement reduction of the decommissioning provision is in excess of the carrying amount of the related asset, the amount is credited to depreciation expense. For the three and six months ended June 30, 2017, $3 million was credited to depreciation expense (three and six months ended June 30, 2016 - nil).

8. SHARE CAPITAL

Common Share Capital

($ millions, except as noted)	Number of Common Shares (millions)	Common Share Capital
Balance at December 31, 2016	397	8,808
Dividend reinvestment plan	4	148
Debenture conversions	1	72
Share-based payment transactions	1	28
Balance at June 30, 2017	403	9,056
40

Pembina Pipeline Corporation

Dividends

The following dividends were declared by the Company:

Six Months Ended June 30 ($ millions)	2017	2016
Common shares
Common shares $0.9900 per qualifying share (2016: $0.9375)	396	359
Preferred shares
$0.531250 per qualifying Series 1 preferred share (2016: $0.531250)	5	5
$0.587500 per qualifying Series 3 preferred share (2016: $0.587500)	4	4
$0.625000 per qualifying Series 5 preferred share (2016: $0.625000)	6	6
$0.562500 per qualifying Series 7 preferred share (2016: $0.562500)	6	6
$0.593750 per qualifying Series 9 preferred share (2016: $0.593750)	5	5
$0.718750 per qualifying Series 11 preferred share (2016: $0.540575)	5	4
$0.718750 per qualifying Series 13 preferred share (2016: nil)	7
	38	30

Pembina suspended its Premium Dividend™ and Dividend Reinvestment Plan ("DRIP"), effective April 25, 2017. Shareholders who were enrolled in the program will automatically receive dividends in the form of cash. If Pembina elects to reinstate the DRIP in the future, shareholders that were enrolled in the DRIP at suspension and remained enrolled at reinstatement will automatically resume participation in the DRIP.

Pembina's Board of Directors approved a 6.25 percent increase in its monthly common share dividend rate (from $0.16 per common share to $0.17 per common share), effective for the dividend paid on May 15, 2017.

On July 5, 2017, Pembina announced that its Board of Directors had declared a dividend of $0.17 per qualifying common share ($2.04 annually) in the total amount of $68 million, payable on August 15, 2017 to shareholders of record on July 25, 2017. Pembina's Board of Directors also declared quarterly dividends for the Company's preferred shares, Series 1, 3, 5, 7, 9, 11 and 13. All preferred share dividends, in the total amount of $19 million are payable on September 1, 2017 to shareholders of record on August 1, 2017.

Series	Dividend Amount
Series 1	$0.531250
Series 3	$0.587500
Series 5	$0.625000
Series 7	$0.562500
Series 9	$0.593750
Series 11	$0.718750
Series 13	$0.718750
41

Pembina Pipeline Corporation

9. NET FINANCE COSTS

	3 Months Ended June 30		6 Months Ended June 30
($ millions)	2017	2016	2017	2016
Interest expense on financial liabilities measured at amortized cost:
Loans and borrowings	26	22	50	40
Convertible debentures	2	2	5	5
Unwinding of discount rate	3	3	6	5
Loss (gain) in fair value of non-commodity-related derivative financial instruments	11		9	(3)
Loss on revaluation of conversion feature of convertible debentures	4	14	5	29
Foreign exchange (gains) losses and other	(13)		(12)	5
Net finance costs	33	41	63	81

10. OPERATING SEGMENTS

3 Months Ended June 30, 2017 ($ millions)	Conventional Pipelines(1)	Oil Sands & Heavy Oil	Gas Services	Midstream(2)(3)	Corporate & Intersegment Eliminations	Total
External revenue:
Pipeline transportation	170	49				219
Terminalling, storage and hub services				858		858
Gas services			89			89
Total external revenue	170	49	89	858		1,166
Inter-segment revenue:
Pipeline transportation	27	1			(28)
Total inter-segment revenue	27	1			(28)
Total revenue(4)	197	50	89	858	(28)	1,166
Operating expenses	51	14	21	17	(2)	101
Cost of goods sold, including product purchases			2	741	(28)	715
Realized gain on commodity-related derivative financial instruments	(1)			(4)		(5)
Operating margin	147	36	66	104	2	355
Depreciation and amortization included in operations	33	5	14	27		79
Gross profit	114	31	52	77	2	276
Depreciation included in general and administrative					6	6
Other general and administrative	4	2	3	9	39	57
Other (income) expense	(1)				1
Reportable segment results from operating activities	111	29	49	68	(44)	213
Net finance costs	1	1		8	23	33
Reportable segment earnings (loss) before tax and equity accounted investees	110	28	49	60	(67)	180
Capital expenditures	274	6	63	129	3	475
(1)	Conventional Pipelines revenue includes $6 million associated with U.S. pipeline sales.
(2)	NGL product and services, terminalling, storage and hub services revenue includes $35 million associated with U.S. midstream sales.
(3)	Pembina aggregates its NGL and crude oil midstream activities based on shared economic risk characteristics.
(4)	No customer accounted for 10 percent or more of total revenue.
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Pembina Pipeline Corporation

3 Months Ended June 30, 2016 ($ millions)	Conventional Pipelines(1)	Oil Sands & Heavy Oil	Gas Services	Midstream(2)(3)	Corporate & Intersegment Eliminations	Total
External revenue:
Pipeline transportation	146	46				192
Terminalling, storage and hub services				770		770
Gas services			65			65
Total external revenue	146	46	65	770		1,027
Inter-segment revenue:
Pipeline transportation	31	1			(32)
Gas services			1		(1)
Total inter-segment revenue	31	1	1		(33)
Total revenue(4)	177	47	66	770	(33)	1,027
Operating expenses	49	13	18	16	(3)	93
Cost of goods sold, including product purchases			2	628	(32)	598
Realized loss on commodity-related derivative financial instruments	1			8		9
Operating margin	127	34	46	118	2	327
Depreciation and amortization included in operations	25	5	12	24		66
Unrealized (gain) loss on commodity-related derivative financial instruments	(1)			14		13
Gross profit	103	29	34	80	2	248
Depreciation included in general and administrative					5	5
Other general and administrative	2	1	2	5	31	41
Other (income) expense	0	(1)	1	3		3
Reportable segment results from operating activities	101	29	31	72	(34)	199
Net finance costs	1	1	1	1	37	41
Reportable segment earnings (loss) before tax and equity accounted investees	100	28	30	71	(71)	158
Capital expenditures	158	58	41	121	2	380
Acquisition			566			566
(1)	Conventional Pipelines revenue includes $2 million associated with U.S. pipeline sales.
(2)	NGL product and services, terminalling, storage and hub services revenue includes $25 million associated with U.S. midstream sales.
(3)	Pembina aggregates its NGL and crude oil midstream activities based on shared economic risk characteristics.
(4)	One customer accounted for 10 percent of total revenue.
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Pembina Pipeline Corporation

6 Months Ended June 30, 2017 ($ millions)	Conventional Pipelines(1)	Oil Sands & Heavy Oil	Gas Services	Midstream(2)(3)	Corporate & Intersegment Eliminations	Total
External revenue:
Pipeline transportation	331	102				433
Terminalling, storage and hub services				2,035		2,035
Gas services			183			183
Total external revenue	331	102	183	2,035		2,651
Inter-segment revenue:
Pipeline transportation	54	2			(56)
Gas services			5		(5)
Total inter-segment revenue	54	2	5		(61)
Total revenue(4)	385	104	188	2,035	(61)	2,651
Operating expenses	104	32	43	33	(4)	208
Cost of goods sold, including product purchases			9	1,698	(61)	1,646
Realized loss on commodity-related derivative financial instruments				35		35
Operating margin	281	72	136	269	4	762
Depreciation and amortization included in operations	66	9	29	54		158
Unrealized gain on commodity-related derivative financial instruments				(53)		(53)
Gross profit	215	63	107	268	4	657
Depreciation included in general and administrative					11	11
Other general and administrative	7	3	6	16	80	112
Other (income) expense	(4)		1			(3)
Reportable segment results from operating activities	212	60	100	252	(87)	537
Net finance costs	3	1		6	53	63
Reportable segment earnings (loss) before tax and equity accounted investees	209	59	100	246	(140)	474
Capital expenditures	799	8	157	212	8	1,184
(1)	Conventional Pipelines revenue includes $11 million associated with U.S. pipeline sales.
(2)	NGL product and services, terminalling, storage and hub services revenue includes $102 million associated with U.S. midstream sales.
(3)	Pembina aggregates its NGL and crude oil midstream activities based on shared economic risk characteristics.
(4)	No customer accounted for 10 percent or more of total revenue.
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Pembina Pipeline Corporation

6 Months Ended June 30, 2016 ($ millions)	Conventional Pipelines(1)	Oil Sands & Heavy Oil	Gas Services	Midstream(2)(3)	Corporate & Intersegment Eliminations	Total
External revenue:
Pipeline transportation	292	97				389
Terminalling, storage and hub services				1,536		1,536
Gas services			119			119
Total external revenue	292	97	119	1,536		2,044
Inter-segment revenue:
Pipeline transportation	60	2			(62)
Gas services			3		(3)
Total inter-segment revenue	60	2	3		(65)
Total revenue (4)	352	99	122	1,536	(65)	2,044
Operating expenses	95	32	34	32	(6)	187
Cost of goods sold, including product purchases			5	1,280	(64)	1,221
Realized loss (gain) on commodity-related derivative financial instruments	2			(8)		(6)
Operating margin	255	67	83	232	5	642
Depreciation and amortization included in operations	50	9	22	47		128
Unrealized (gain) loss on commodity-related derivative financial instruments	(1)			30		29
Gross profit	206	58	61	155	5	485
Depreciation included in general and administrative					10	10
Other general and administrative	5	2	4	11	72	94
Other (income) expense		(1)	1	3		3
Reportable segment results from operating activities	201	57	56	141	(77)	378
Net finance costs	3	1	1	6	70	81
Reportable segment earnings (loss) before tax and equity accounted investees	198	56	55	135	(147)	297
Share of profit of investment in equity accounted investees, net of tax				(1)		(1)
Capital expenditures	377	79	71	221	7	755
Acquisition			566			566
(1)	Conventional Pipelines revenue includes $5 million associated with U.S. pipeline sales.
(2)	NGL product and services, terminalling, storage and hub services revenue includes $61 million associated with U.S. midstream sales.
(3)	Pembina aggregates its NGL and crude oil midstream activities based on shared economic risk characteristics.
(4)	One customer accounted for 10 percent of total revenue.
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Pembina Pipeline Corporation

11. FINANCIAL INSTRUMENTS

Fair values

The basis for determining fair value is disclosed in Note 3.

The fair values of financial assets and liabilities, together with the carrying amounts shown in the Condensed Consolidated Interim Statements of Financial Position, are as follows:

	June 30, 2017		December 31, 2016
($ millions)	Carrying Value	Fair Value	Carrying value	Fair Value
Financial assets carried at fair value
Derivative financial instruments	9	9	9	9
Financial assets carried at amortized cost
Cash and cash equivalents	53	53	35	35
Trade receivables and other	386	386	451	451
Other assets	11	11	11	11
	450	450	497	497
Financial liabilities carried at fair value
Derivative financial instruments(1)	63	63	123	123
Financial liabilities carried at amortized cost
Trade payables and accrued liabilities	666	666	645	645
Taxes Payable	8	8	5	5
Dividends payable	68	68	64	64
Loans and borrowings(1)	4,722	5,009	4,008	4,234
Convertible debentures(2)	93	139	143	210
	5,557	5,890	4,865	5,158
(1)	Carrying value of current and non-current balances.
(2)	Carrying value excludes conversion feature of convertible debentures.

12. SUBSEQUENT EVENTS

On May 1, 2017 the Company and Veresen Inc. ("Veresen") announced that they had entered into an arrangement agreement, whereby Pembina would acquire all the issued and outstanding shares of Veresen by way of a plan of arrangement under the Business Corporations Act (Alberta). On July 11, 2017, Veresen's common and preferred shareholders voted to approve the arrangement agreement between Pembina and Veresen at a special meeting of Veresen shareholders. On July 12, 2017, the Court of Queen's Bench of Alberta approved the arrangement agreement. The Transaction is valued at approximately $9.7 billion including the assumption of Veresen's debt (including subsidiary debt) and preferred shares.

Under the terms of the Transaction, Pembina will acquire all of the issued and outstanding common shares of Veresen in exchange for either (i) 0.4287 of a common share of Pembina (the "Share Consideration") or (ii) $18.65 in cash (the "Cash Consideration"), subject to pro-ration based on a maximum Share Consideration of approximately 99.5 million Pembina common shares and a maximum Cash Consideration of approximately $1.523 billion. All of the outstanding preferred shares of Veresen will be exchanged for Pembina preferred shares with the same terms and conditions as the outstanding Veresen preferred shares.

Completion of the Transaction is subject to final acceptance of the Toronto Stock Exchange and approval under the Canadian Competition Act. Pembina currently expects the Transaction will close late in the third quarter or early in the fourth quarter of 2017.

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Pembina Pipeline Corporation

CORPORATE INFORMATION

HEAD OFFICE

Pembina Pipeline Corporation

Suite 4000, 585 - 8th Avenue SW

Calgary, Alberta T2P 1G1

Phone: (403) 231-7500

AUDITORS

KPMG LLP

Chartered Professional Accountants

Calgary, Alberta

TRUSTEE, REGISTRAR & TRANSFER AGENT

Computershare Trust Company of Canada

Suite 600, 530 - 8th Avenue SW

Calgary, Alberta T2P 3S8

1-800-564-6253

STOCK EXCHANGE

Pembina Pipeline Corporation

Toronto Stock Exchange listing symbols for:

Common shares: PPL

Convertible debentures: PPL.DB.F

Preferred shares: PPL.PR.A, PPL.PR.C, PPL.PR.E, PPL.PR.G, PPL.PR.I, PPL.PR.K, PPL.PR.M

New York Stock Exchange listing symbol for:

Common shares: PBA

INVESTOR INQUIRIES

Phone: (403) 231-3156

Fax: (403) 237-0254

Toll Free: 1-855-880-7404

Email: investor-relations@pembina.com

Website: www.pembina.com

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